UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERDISYS, INC.
(Name of small business issuer in its charter)

California	**1382**	22-37755993
State of incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

14550 Torrey Chase Boulevard, Suite 330
Houston, Texas 77014-1022
(281) 453-2888
Principal Executive Offices and Principal Place of Business

John O'Keefe, Chief Financial Officer
14550 Torrey Chase Boulevard, Suite 330
Houston, Texas 77014-1022
(281) 453-2888
Name, address, and telephone number of agent for service

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [   ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

VERDISYS, INC.
14550 TORREY CHASE BOULEVARD, SUITE 330
HOUSTON, TEXAS 77014-1022

3,337,502 SHARES

COMMON STOCK

We are registering up to 3,337,502 shares of our common stock for sale by certain shareholders of our company identified in this Prospectus. These shareholders are referred to throughout this Prospectus as "selling stockholders." Of the 3,337,502 shares of our common stock subject to this Prospectus, 2,881,899 shares of our common stock are currently issued and outstanding; 177,835 shares of our common stock are issuable upon exercise of certain warrants, and a maximum of 277,778 shares of common stock are issuable contingent upon the occurrence of certain triggering events contained in a prior financing agreement with Gryphon Master Fund, L.P.

The selling stockholders who wish to sell their shares of our common stock may offer and sell their shares on a continuous or delayed basis in the future. These sales may be conducted at fixed prices, market prices or at negotiated prices, and the selling stockholders may engage a broker or dealer to sell their shares. We will not receive any proceeds from these sales, but we will receive proceeds from the exercise of any warrants. For additional information on possible methods of sale, you should see 'Plan of Distribution' on page 18.

The securities being registered trade on the Pink Sheets under the symbol "VDYS.PK".

The date of this Offering Prospectus is: August __, 2004

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS MAY NOT BE COMPLETE AND IS SUBJECT TO CHANGE. SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT, OF WHICH THIS PROSPECTUS IS A PART, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN VERDISYS, INC. UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. **SEE RISK FACTORS, BEGINNING ON PAGE 6.**

TABLE OF CONTENTS

Summary Information and Risk Factors

Summary Information

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being offered for sale by means of this Prospectus and our financial statements and notes to those statements appearing elsewhere in this Prospectus. This summary highlights material information contained elsewhere in this Prospectus.

General

Our mission is to substantially improve the economics of existing and evolving oil and gas operations through the application of selected technologies. We currently operate in the oil and gas service industry in two distinct business segments. Our primary segment is providing a service that enhances the recovery of oil and gas from new and existing wells. This service is performed by our specially fabricated mobile drilling rigs equipped to utilize a proprietary lateral drilling system known as Verdisys Lateral Drilling Services, or VLDS. With VLDS, we can drill multiple lateral holes for a distance of 300 feet horizontally, in selected formations, from an existing well bore down to a depth of 5800 feet. We can provide our services in a few days at approximately one-fourth the cost of conventional methods. We believe the combination of low front-end costs and the effectiveness and speed of the process should make VLDS highly attractive to oil and gas companies. We believe that there exists a substantial potential market in North America for the application of the VDLS technology.

Our secondary business segment is providing satellite services to oil and gas producers, allowing them to remotely monitor and control well head and pipeline and drilling operations. Using satellite, wireless fidelity 802.11 networks "Wi-Fi", and other wireless technology, we provide oil and gas producers the ability to dispense with a manual structure and move to a real-time, automated, state of the art energy management program. With our services, production levels can be optimized to respond to current market conditions and commitments. Our satellite service competes on the basis of its low cost, speed and broadband capability and our technical expertise in the use of multi-frequencies.

Corporate History

In September 2000, we were incorporated initially as Rocker & Spike Entertainment, Inc, a California corporation. Until December 31, 2000, operations consisted of organizational matters and the search for an operating company with which to perform a merger or acquisition. Effective January 1, 2001, we purchased the assets and web domain of Accident Reconstruction Communications Network from its sole proprietor. Following the acquisition, we changed our name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc. At that time, we provided research, communication and marketing exposure to the accident reconstruction industry through our website and seminars.

In April 2003, we entered into a merger agreement with Verdisys, Inc. ("Verdisys"). Verdisys was initially incorporated as TheAgZone Inc. in 1999 as a California corporation. Its purpose was to provide e-Commerce satellite services to agribusiness. They changed their name to Verdisys in 2001, and in 2003, with the acquisition of exclusive rights to a proprietary lateral drilling process throughout most of the U.S. and Canada, they changed their market focus to concentrate on services to the oil and gas industry.

The merger agreement with Verdisys called for us to be the surviving company. In connection with the merger, our name changed to Verdisys, our articles of incorporation and bylaws remained in effect, the officers and directors of Verdisys became our officers and directors, each share of Verdisys' common stock was converted into one share of our common stock, and our accident reconstruction assets were sold. Additionally, Verdisys' historical financial statements replaced ours. As a result of the merger, we now provide specialty services to oil and gas production companies located in Oklahoma, Texas and Louisiana, and we have exclusive rights to the lateral drilling process throughout most of the U.S. and Canada.

Summary of the Offering

Shares outstanding before the offering .... 31,373,777 [1]

Shares offered by selling stockholders .... 2,881,899 shares of our common stock

Shares issuable upon exercise of warrants offered by selling stockholders .... 177,835 shares of our common stock

Shares issuable contingent to triggering events contained in a prior financing agreement with Gryphon Master Fund, L.P……………….

277,778 shares of our common stock

Shares outstanding after the offering   31,892,390

Use of proceeds .... We will not receive any of the proceeds from the sale of our common stock offered by the selling stockholders. However, we may receive an aggregate of $604,006 upon the exercise of all of the warrants held by the selling stockholders if such warrants are exercised for cash. Such funds, if any, will be used for working capital and general corporate purposes.

Risk factors... The shares offered hereby involve a high degree of risk. You should carefully consider the information set forth in the 'Risk Factors' section of this Prospectus as well as other information set forth in this Prospectus, including our financial statements and related notes.

Plan of distribution .... The offering of our shares of common stock is being made by stockholders of our company who may wish to sell their shares. Sales of our common stock may be made by the selling stockholders in the open market or in privately negotiated transactions and at market prices, fixed prices or negotiated prices.

Pink Sheets Trading Symbol .... "VDYS.PK"

[1] As of August 19, 2004

Risk factors

Investing in our common stock is highly speculative and risky. You should be able to bear a complete loss of your investment. You should carefully consider the following risks and the other information in this Prospectus before investing in the shares. If any of the following risks and uncertainties develops into actual events, the business, financial condition and operating results could be materially adversely affected, and you could lose your entire investment. The risks and uncertainties described below are not the only ones which we face; there may be additional risks and uncertainties not presently known to us or those we currently believe are immaterial which could also have a negative impact on our business, financial condition, and operating results.

This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including the risk factors described below. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares offered hereby.

GENERAL RISKS RELATING TO OUR COMPANY

1. We have a limited operating history, which makes it difficult to evaluate our business performance.

We have been in existence for a few years, but we have been conducting drilling operations using the proprietary lateral drilling technology only since June 2003 and satellite services to the oil and gas industry only since June 2002. Because we have a limited operating history, there is little historical financial data upon which an investor may evaluate our business performance. Our revenue and income potential are unproven. An investor must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies with limited capital in a rapidly evolving market. These risks and difficulties include our ability to develop our infrastructure, reliability in the milling process in our lateral drilling technology, attract and maintain a base of customers, provide customer support, personnel, and facilities to support our business, and respond effectively to competitive and technological developments. Our business strategy may not be successful or may not successfully address any of these risks or difficulties. While we believe our business model will permit us to generate substantial revenues, there is no guarantee that the revenues will be realized. Failure to realize the revenue may have a material adverse effect on our financial condition.

2. Verdisys, Inc. is an investment risk because business and marketing strategies planned are not proven.

We have no established basis to assure investors that business or marketing strategies will be successful. We are highly dependent upon the acquisition of subscribers for our satellite division; selection of, and productivity from, appropriate oil and gas wells; as well as the effective application of technologies and services within operations. Our business model and marketing strategies anticipate such application and productivity, yet are unproven by a significant history of business operations. Failure to prove that our business model and strategies work through continued operations may have a material adverse effect on our business and financial condition.

3. We may require additional capital in the future, which may not be available to us.

We may need to raise additional funds through public or private debt or equity financing or other various means. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders will result, and such equity may have rights, preferences and privileges senior to those of our common stock. If we raise additional funds by issuing debt securities, we may be required to agree to covenants that may restrict our ability to expend or raise capital in the future. If funding is insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures. Failure to raise additional capital in the future may have a material adverse effect on our financial condition.

4. Our auditors have expressed doubt as to our ability to continue as a going concern

As noted in the Independent Auditors Report (See Financial Note 2) due to the continued substantial operating losses that the Company has incurred raises substantial doubt as to the Company's ability to continue as a going concern. The Company is in an early stage of development and is rapidly depleting its cash resources, therefore it has determined that it will need to raise additional financing in the short term to continue in operation and fund future growth. The Company incurred liquidated damages claimed by an investor of $400,000 related to the timing of providing registration rights for the private financing that it arranged in November 2003. If we are unable to raise additional financing to satisfy obligations this would have a material adverse effect on the Company.

The Company currently plans to raise additional financing. The use of stock for currency in financing or making acquisitions may be heavily curtailed while the Company is under SEC investigation. (See Financial Note 16) If we are unable to arrange new financing or generate sufficient revenue from new business arrangements, the Company will be unable to continue in its current form and will be forced to restructure or seek creditor protection.

5. We experienced operating losses in 2002 and 2003, and this trend may continue.

We suffered net losses of $3,128,782 for the year ended December 31, 2002 and $7,356,045 for the year ended December 31, 2003, respectively, and for $3,365,826 the six months ended June 30, 2004, and $2,917,470 for the six months ended June 30, 2003, respectively, largely because our revenues were inadequate to compensate for increased operating and overhead costs. The volatility underlying the early stage nature of our business and our industry prevents us from accurately predicting future operating conditions and results, and we could continue to have losses.   It is uncertain when, if ever, the company will have significant operating income or cash flow from operations sufficient to sustain operations. If cash needs exceed available resources, there can be no assurances that additional capital will be available through public or private equity or debt financings. Sustained losses will continue to have a material adverse effect on our business.

6. Significant amounts of our outstanding common shares are restricted from immediate resale but may be available for resale into the market in the near future, possibly causing the market price of our common stock to drop significantly.

As of August 19, 2004, Verdisys, Inc. had 31,373,777 shares of common stock issued, outstanding and held by approximately 782 shareholders of record. The shares we are registering in this offering and shares issuable upon exercise of the warrants may be resold in the public market immediately, resulting in an additional 3,337,502 common shares available for resale in the public market; increasing the amount of common shares for resale by approximately 130%.

As restrictions on resale for these shares being registered and the remaining outstanding shares end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them in an excessive amount relative to the market demand for our shares. An excessive sale of our shares may result in a material adverse effect on the price of our common stock, and our ability to raise capital.

7. One principal stockholder can influence the corporate and management policies of our company.

After giving effect to this offering, Berg McAfee Companies, and its affiliates, will effectively control approximately 30% of the outstanding common stock on a pro forma basis. Therefore, Berg McAfee Companies, and its affiliates, may have the ability to substantially influence all decisions made by us. Additionally, Berg McAfee Companies, and its affiliates, control could have a negative impact on any future takeover attempts or other acquisition transactions. Furthermore, certain types of equity offerings require stockholder approval depending on the exchange on which shares of a company's common stock is traded. In the event we are required to obtain stockholder approval of a financing, Berg McAfee Companies, and its affiliates, ownership could block such a financing. The control by one principal stockholder results in less control by our board of directors, management and the remaining stockholders. Please read 'Certain Relationships and Related Transactions.'

8. We may sustain losses resulting from our extension of credit to non-paying customers.

We have, prior to February 2004, conducted much of our drilling activities for related parties, and we did not require collateral in support of our account receivables. This resulted, on occasion, in an impediment to us obtaining full payment for accounts receivable. Although we are implementing procedures to combat this credit risk, there can be no assurance that our efforts will be successful.   Failure to guard against credit risk may have a material adverse effect on our financial condition.

9. Securities and Exchange Investigation Inquiries may continue to draw on our limited financial resources and continue to negatively impact our ability to raise additional capital.

Verdisys has received notice that the Securities and Exchange Commission has initiated a formal investigation into its reporting practices and public statements about the Company in 2003.

The SEC has requested substantiation and documentary evidence from the Company concerning the performance of certain lateral drilling services by subcontractors in the period from May 2003 to September 2003, supervision of such services by the Company's executive management at the time, revenue recognition related to the performance of such services, the third quarter 2003 earnings restatement, public statements concerning the services performed, and related matters. The SEC has also requested information and documentary evidence related to the Verdisys' acquisition of certain assets of QuikView, Inc., a related party company, in June, 2003. In its letters to Verdisys requesting documents, the SEC stated that the staff's inquiry should not be construed as an indication that any violations of securities laws have occurred or as an adverse reflection on any persons, company or security.

Since December 2003, the Company has taken several steps to address issues related to the SEC's inquiries, including the termination and replacement of the previous Chief Executive Officer and Chief Operating Officer. Two directors have resigned from the Company's board and the Company has appointed a new CFO. Internal controls have been strengthened overall, particularly with respect to the public release of Company information and the recognition of revenue. The Company has also initiated an internal investigation of the matters of concern to the SEC. Consequently, the Company restated its second and third quarter financial statements and has decided to defer all revenue related to the aforementioned period until such time that it can substantiate whether or not the services were performed.

Verdisys is cooperating fully with the SEC, including the provision of numerous documents and voluntary testimony by our current executives. Verdisys is not aware of any pending or threatened enforcement or other actions that might be initiated by the SEC. Although the Company is working to bring the matter to a prompt conclusion, it cannot make any assurance that the investigation will be resolved positively or that it will not have negative effects on the Company's limited resources or its ability to raise capital and use its stock as acquisition currency during the period of the investigation.

Although the Company is working to bring the matter to a prompt conclusion, it cannot make any assurance that the investigation will be resolved positively or that it will not have negative effects on the Company's limited resources.

10. We have initiated a declaratory judgment action. If the court does not rule favorably it may lead to damages we would be required to pay related to the agreement.

Verdisys initiated a lawsuit against Edge Capital that requests a declaratory judgment that a purported agreement between Verdisys and Edge is not enforceable. It was filed in Montgomery County, Texas in February 2004. The lawsuit arises from Edge's contention that one of Verdisys' ex-officers committed the company to purchase certain alleged oil and gas properties from Edge. Edge filed a counterclaim against Verdisys and asserts claims against new parties including persons related to Edge's financing source and current and former officers and directors of Verdisys. Edge seeks to enforce the agreement Verdisys challenges, and alleges several causes of action including claims for fraud, breach of contract, negligence, and conspiracy. If Edge prevails, it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

11. We have incurred a default judgment for an amount in excess of fifteen million dollars. If this judgment is upheld, these damages would have a material adverse effect on Verdisys' financial condition.

Verdisys was informed that a default judgment was entered against it in a lawsuit brought by Scooter's Convenience, Inc. dba LSS Satellite in Hockley County, Texas. The trial court judge granted Verdisys' motion for new trial and vacated the default judgment. In the underlying lawsuit, LSS Satellite has alleged breach of contract, violations of the Texas Deceptive Trade Practices Act and other claims. Verdisys has meritorious and complete defenses to the claims asserted in the lawsuit and intends to vigorously defend itself. If LSS Satellite prevails or if Verdisys is unable to settle the dispute on favorable terms, LSS Satellite it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

12. We are subject to certain additional lawsuits. If these lawsuits are successful and substantial damages are awarded, these damages would have a material adverse effect on Verdisys' financial condition.

We are a defendant in a consolidated lawsuit filed in the Southern District of Texas which seek class action status on behalf of all persons or entities that purchased common stock of the Company. The named defendants include the Company, the Company's former Chief Financial Officer and the Company's former Chief Executive Officer. The complaints alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making false and misleading statements concerning our reported financial results during the period, primarily relating to revenue recognition. See "Legal Proceedings".

In connection with its financing in October 2003, the Company agreed to provide certain registration rights to the investors. As part of the registration rights agreement with the investors, the Company agreed to register the shares on or before March 2004. In the event that the Company failed to comply with the required deadlines, the Company could be subject to certain liquidated damages. The investors have made a claim against the Company for the maximum liquidated damages in an amount of $400,000 and have claimed actual damages in excess of $6.2 million. In July 2004, Gryphon filed a lawsuit in state district court in Dallas, Texas, alleging, among other claims, breach of contract and securities fraud. Verdisys has filed an answer to the lawsuit and intends to vigorously defend itself. If Gryphon prevails, it may obtain significant damages that may have a material adverse effect on the Company.

In July, 2004 Verdisys was informed that a former Chief Executive Officer of Verdisys filed a lawsuit against Verdisys for breach of contract and wrongful discharge. These claims seek relief in excess of $500,000 related to an alleged employment agreement and also seeks damages related to an excess of 4,000,000 stock options claimed due pursuant to the alleged agreement. The company has only recently received notice of these claims. The lawsuit was filed in state court in San Diego, California. Verdisys intends to vigorously defend itself.

An adverse outcome in any of the above litigation would have a material adverse effective on our financial condition and result of operations.

Please see the section 'Legal Proceedings.'

13. Our common stock is currently traded over the counter on the Pink Sheets and is considered a "penny stock" resulting in potential illiquidity and high volatility in the market price of our common stock.

The market price of our common stock is likely to be highly volatile as is the stock market in general as well as the capital stock of most small cap companies. Our common stock currently trades over the counter on the Pink Sheets, where stocks typically suffer from lower liquidity. This may lead to depressed trading prices, greater price volatility and difficulty in buying or selling shares in large quantities. Currently, there is a limited trading market for our common stock, and we cannot predict when, if ever, a fully developed public market for the common stock will occur.

14. Because the Company's common stock is considered a "penny stock," certain rules may impede the development of increased trading activity and could affect the liquidity for stockholders.

Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq stock market, subject to certain exceptions for companies which exceed certain minimum tangle net worth requirements.

Our common stock is subject to the SEC's "penny stock rules". The rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. And, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These rules may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. In addition, the penny-stock rules could have an adverse effect on our ability to raise capital in the future from offerings of our common stock.

On January 12, 2004, the SEC proposed amendments to the penny stock rules to ensure that investors continue to receive the protections of those rules. The SEC also is proposing that broker-dealers be required to enhance their disclosure schedule to investors who purchase penny stocks, and that those investors have an explicit "cooling-off period" to rescind the transaction. These amendments could place further constraints on broker-dealers' ability to sell our securities.

15. Our operations are subject to inherent risks that are beyond our control, and these risks may not be fully covered under our insurance policies.

Our operations are subject to hazards inherent in the oil and gas industry, such as accidents, blowouts, explosions, craterings, fires and oil spills. These conditions can cause:

- personal injury or loss of life;
- damage to or destruction of property, equipment and the environment; and
- suspension of operations.

In addition, claims for loss of oil and gas production and damage to formations can occur in the well service industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims.

We maintain insurance coverage that we believe to be customary in the industry against these hazards. However, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, our insurance is subject to coverage limits and some policies exclude coverage for damages resulting from environmental contamination. The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a materially adverse effect on our financial condition and results of operations.

16. We are subject to various operational and performance risks related to projects that we undertake and services that we provide.

We are subject to various operational and performance risks related to projects that we undertake and services that we provide. These risks include:

- changes in the price or the availability of commodities that we use;
- non-performance, default or bankruptcy of key suppliers or subcontractors;
- cost over-runs and operating cost inflation resulting from fixed-price projects; and
- failure by one or more parties to a complex business arrangement for technically demanding projects.

Failure to guard against operational and performance risks may have a material adverse effect on our financial condition.

17. Our markets may be adversely affected by oil and gas industry conditions that are beyond our control.

Oil and gas industry conditions are influenced by numerous factors over which we have no control, such as the supply of and demand for oil and gas, domestic and worldwide economic conditions, political instability in oil producing countries and merger and divestiture activity among oil and gas producers. Those conditions could adversely impact the level of drilling and workover activity by some of our customers. This reduction in activity may cause a decline in the demand for our services or adversely affect the price of our services. We cannot accurately predict either the future level of demand for our services or future conditions of the well service industry. A decline in the demand for our services may have a material adverse effect on our business.

18. Our success depends on key members of our management, the loss of whom could disrupt our business operations.

We depend to a large extent on the services of some of our executive officers and directors. The loss of the services of either John O'Keefe, or David Adams could disrupt our operations. We have entered into employment agreements with several of our key executives that contain non-compete provisions. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce the non-compete provisions in the employment agreements. Failure to retain key members of our management may have a material adverse effect on our business.

RISKS RELATED TO OUR LATERAL DRILLING BUSINESS

1. We are highly dependent on a small number of customers, two of whom are related parties. The loss of any of these customers would have an adverse effect on our revenue.

One customer accounted for 38% and 87% of total revenues in 2003 and 2002, respectively. Related parties accounted for 52% of total revenue.

In the past a relatively limited number of customers has accounted for a substantial portion of our revenue. In the second half of 2003, 53% of our revenue was derived from services provided to three customers. Of those three customers, two may be considered related parties. In the same period, 52% of our revenue was derived from services provided to the two related parties. In addition, Edge, our only non-related customer in that period, has refused to pay for wells drilled in the second half of 2003, resulting in a total of $1,993,000 being reversed or deferred. We are attempting to resolve such matter on an expedited basis; however, no assurance is given that such funds will be recovered from such customer in the near future or at all.

We expect that sales of our services to a limited number of customers will continue to account for a high percentage of our revenue for the near term. There can be no assurance that our current customers will continue to place orders with us or that we will be able to obtain orders from new customers. The loss of any customer or any reduction in orders by such customers, including reductions due to market or competitive conditions in the industry or the inability to collect monies owed to us by certain customers may have a material adverse effect on our business.

2. We may not be able to protect our lateral drilling technology which could result in competition with service providers utilizing an infringing technology.

The license agreement allocates responsibility in maintaining the status of the patents underlying the technology we license with the US Patent and Trademark Office to the licensor. Although the licensor has performed this obligation in the past, there can be no assurance that the licensor will have the ability to continue to maintain the patents. In the event Verdisys, Inc. had to assume these responsibilities additional pressure on our financial resources would result. An inability to continue operations under the exclusivity granted by the licensing agreement may have a material adverse effect on our business.

3. Our customers may not realize the expected benefits from our lateral drilling technology, which may impair market acceptance of our lateral drilling services.

Our lateral drilling business is heavily dependent upon our clients achieving enhanced production, or lower costs, from certain types of existing oil and gas wells. Many of the wells for which the lateral drilling technology is used or suspected of being useful have been abandoned for some time due to low production volumes or other reasons. In some cases, we have experienced difficulty in having the enhanced production reach the market due to the gathering field pipeline system's disrepair resulting from the age of the fields and the reliability of the milling process. There can be no assurance that our lateral drilling technology will achieve enhanced production from every well drilled, or that, if enhanced production is achieved initially, it will continue for the duration necessary to achieve payout or that it will reach the market on a timely basis. The failure to achieve projected enhancements could result in making the application of the technology uneconomic for our clients. Please see the section 'Verdisys Lateral Drilling Service' for an explanation as to how we have added additional screening tools and criteria to attempt to improve the likelihood of achieving an economic benefit for our clients. Failure to achieve an economic benefit for our clients in the provision of this service may have a material adverse effect on our business.

4. We may be unable to accurately identify oil and gas wells on which our lateral drilling technology will enhance oil and gas recovery, which may impair the market acceptance of our lateral drilling services.

Our lateral drilling business is heavily dependent on our ability to correctly identify with our clients, the appropriate oil and gas wells that will produce the enhanced revenues or lower costs. Certain subsurface conditions are not conducive to the use of our high pressure lateral drilling technology, and certain wells may have been severely depleted or otherwise negatively impacted in some manner by the operator. While we have added an evaluation screening technique and other new technology and improvements relating to analysis of depleted fields, the failure to identify the correct types of oil and gas wells could result in not realizing the expected economic returns which could initially have a material adverse effect on our business, financial condition and operating results.

5. Competition within the well service industry may adversely affect our ability to market our services.

The well service industry is highly competitive and includes several large companies, such as Halliburton, Baker Hughes, Schlumberger and other independent drilling companies that possess substantially greater financial and other resources than we do. These greater resources could allow those competitors to compete more effectively than we can. Additionally, the number of rigs available continues to exceed demand, resulting in active price competition. Moreover, many contracts are awarded on a bid basis, which further increases competition based on price. Failure to successfully compete within our industry may have a material adverse effect on our business.

6. We may be subject to environmental requirements which may increase our costs or liabilities related to our lateral drilling operations.

Given the manner in which we currently operate our business, we are not regulated to the extent that an oil and gas company is with respect to environmental laws, rules and regulations in the U.S. and other countries, including those covering hazardous materials, because we generally do not own the properties we service. However, environmental requirements generally are becoming increasingly strict. In the future, we may be held liable for certain failures relating to environmental regulations. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

- administrative, civil and criminal penalties;
- revocation of permits; and
- corrective action orders, including orders to investigate and/or clean up contamination.

Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our results of operations. The liabilities incurred as a result of complying with environmental requirements or failure on our part to comply with applicable environmental requirements may have a material adverse effect on our financial condition. There can be no assurance that governmental laws will not broaden in scope in the future to cover the types of services that we currently provide. Failure to comply with environmental laws could have a material negative impact on our financial condition.

7. Changes in environmental laws may decrease demand for our services.

Changes in environmental laws may negatively impact demand for our services. Activity by oil and gas exploration and production companies may decline if, for example, the Environmental Protection Agency promulgates more stringent environmental regulations such as land use policies. If oil and gas exploration and production activities decline, this could have a material adverse effect on our operating results.

**RISKS RELATED TO OUR SATELLITE BUSINESS**

1. We are highly dependent upon a few key providers who furnish satellite networking components, hardware, and technological services.

Our satellite business is heavily dependent on agreements with Spacenet, ViaSat and other equipment and service providers. These strategic relationships provide key network technology, satellite data transport, hardware and software. Failure of Spacenet, ViaSat or other key relationships to meet our expectations or termination of a relationship with one of our key providers may have a material adverse effect on our business.

2. We depend upon our vendors and their affiliates to provide services that we require to operate the network we use to provide services to our customers.

We are not and do not plan to become a licensee of the Federal Communications Commission ("FCC") and do not hold any authorization to operate satellite communications facilities. We depend upon licenses held by Spacenet and ViaSat and their subsidiaries for our satellite communications. If the licenses held by Spacenet and ViaSat are limited or revoked, if the FCC limits the number of its customer premises earth stations or if Spacenet or ViaSat fails to operate the earth stations providing service to us and our subscribers in a satisfactory manner, our operating results may be materially adversely affected.

3. We rely on third-party independent contractors to install our customer premises equipment at new subscribers' businesses and homes.

We have agreements with Keypoint, RS&I and Metron North America to provide installation services to our customers. We do not control the hiring, training, certification and monitoring of the employees of our third-party independent contractors. If growth of our new subscriber base outpaces growth of our installer base or if the installers fail to provide the quality of service that our customers expect, our operating results may be materially adversely affected.

4. The service we provide is entirely dependent on the functionality of satellites on which we lease transponders and on our computer and communications hardware and software.

Our ability to provide service is entirely dependent on the functionality of satellites on which we lease transponders. These satellites may experience failure, loss, damage or destruction from a variety of causes, including war, anti-satellite devices and collision with space debris. If this occurs, we are likely to suffer:

- permanent loss of service;
- temporary gaps in service availability; or
- decreased quality of service.

Such a failure in the service we provide may have a material adverse effect on our business, financial condition and operating results.

The ability to provide timely information and services depends also on the efficient and uninterrupted operation of our computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We are in the process of designing and plan to implement a disaster recovery plan. Despite precautions, there is always the danger that human error or sabotage could substantially disrupt the system. Any such failure may have a material adverse effect on our business.

5. We may be unable to attract or retain subscribers.

If we are unable to attract or retain subscribers, our telecommunications business will be harmed. Our success depends upon our ability to rapidly grow our subscriber base. Several factors may negatively impact this ability, including:

- loss of our existing sales employees, resulting in our lack of access to potential subscribers;
- failure to establish and maintain the Verdisys brand through advertising and marketing, or erosion of our brand due to misjudgments in service offerings;
- failure to develop or acquire technology for additional value added services that appeals to the evolving preferences of our subscribers;
- failure to meet our expected minimum sales commitments to Spacenet and ViaSat; and
- failure to provide the minimum transmission speeds and quality of service our customers expect.

In addition, our service may require customers to purchase our satellite system equipment and to pay our monthly subscriber fees. The price of the equipment and the subscription fees may be higher than the price of many dial-up, DSL and cable modem Internet access services, where available. In some instances, we expect to subsidize our subscribers' customer premises equipment to encourage the purchase of our service and to offset our higher relative costs but such subsidy may not be possible. Failure to attract or retain subscribers may have a material adverse effect on our business.

6. We may fail to manage any potential growth or expansion, negatively impacting our quality of service or overcapacity impacting profitability.

If we fail to manage our potential rapid growth and expansion effectively or expand and allocate our resources efficiently, we may not be able to retain or grow our subscriber base. If our assumptions regarding the usage patterns of our subscribers are wrong or if our subscribers' usage patterns change, we will have either too little or too much satellite capacity, both of which could harm our business.

If we achieve the substantial subscriber growth that we anticipate, we will need to procure additional satellite capacity. If we are unable to procure this capacity, we may be unable to provide service to our subscribers or the quality of service we provide may not meet their expectations. Failure to manage any potential growth may have a material adverse effect on our business.

7. Our current services may become obsolete due to the highly competitive and continued advancement of the satellite industry. Larger service providers may provide services reduced pricing.

Intense competition in the Internet services market and inherent limitations in existing satellite technology may negatively affect the number of our subscribers. Competition in the market for consumer Internet access services is intense, and we expect the level of competition to intensify in the future. We compete with providers of various high-speed communications technologies for local access connections such as cable modem and DSL. We also may face competition from traditional telephone companies, competitive local exchange carriers and wireless communication companies. As our competitors expand their operations to offer high speed Internet services, we may no longer be the only high-speed service available in certain markets. We also expect additional competitors with satellite-based networks to begin operations soon. In particular, some satellite companies have announced that in the future they may offer high-speed Internet service at the same price or at a lower price than we currently intend to offer and are offering our services. Many of our current and potential competitors have longer operating histories, greater brand name recognition, larger subscriber bases and substantially greater financial, technical, marketing and other resources than we have. Therefore, they may be able to respond more quickly than we can respond to new or changing opportunities, technologies, standards or subscriber requirements. Any such competition may have a material adverse effect on our business.

8. We may be mistaken in our belief as to future growth of the satellite broadband market.

While we believe that the trend toward satellite broadband information services in the energy market will continue to develop, our future success is highly dependent on increased use of these services within the sector. The number of satellite broadband users willing to pay for online services and information may not continue to increase. A failure in the market for satellite broadband services to develop as expected may have a material adverse effect on our business.

9. We may be subject to significant liability for our products.

If our products contain defects, we may be subject to significant liability claims from subscribers and other users of our products and incur significant unexpected expenses or lost revenues. Our telecommunications products are complex and may contain undetected errors or failures. If this happens, we may experience delay in or loss of market acceptance and sales, products returns, diversion of research and development resources, injury to our reputation or increased service and warranty costs. We also have exposure to significant liability claims from our customers because our products are designed to provide critical communications services. Although we attempt to limit such exposure through product liability insurance and through contractual limitations in our customer agreements, such precautions may not cover all potential claims resulting from a defect in one or more of our products. Failure of our products to perform satisfactorily may have a material adverse effect on our operating results.

Use of Proceeds

We will not receive any of the proceeds from the sale of our common stock offered by the selling stockholders. However, we may receive an aggregate of $604,006 upon the exercise of all of the warrants held by the selling stockholders if such warrants are exercised for cash. Such funds, if any, will be used for working capital and general corporate purposes. Verdisys, Inc. is registering these 3,337,502 common stock shares on behalf of the selling security holders and shall bear all costs associated with the registration of these issued and outstanding shares.

Selling Security Holders

    This Prospectus covers a total of 3,337,502 shares of our common stock to be sold by the selling stockholders, including:

- 2,881,899 shares of our common stock issued and outstanding; and

- 177,835 shares of common stock issuable upon exercise of outstanding warrants.

- A maximum of 277,778 shares of common stock are issuable contingent upon the occurrence of triggering events contained in a prior financing agreement with Gryphon Master Fund, L.P. If in the ten months subsequent to the agreement, the 30 day average closing price of Verdisys' common stock drops below $6 per share, such drops could result in the issuance of a maximum of 277,778 additional shares of common stock for no additional compensation. If this occurs, a total of 1,111,111 common shares will have been issued for an average price of $4.50 per share.

After the registration statement of which this prospectus is a part becomes effective and subject to applicable rules and restrictions of the Securities Act of 1933, security holders may from time to time sell the shares on the Pink Sheets, or any other securities exchange or automated quotation system on which the common stock may be listed or traded, in negotiated transactions or otherwise, at the prices then prevailing or related to the then current market price or at negotiated prices. Verdisys shall neither be involved in determination of the price nor shall receive any proceeds from the sale of any shares sold by selling security holders. Shares being registered were issued to the selling stockholders in connection with transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

The common shares of Verdisys, Inc. are currently listed on the Pink Sheets under the symbol "VDYS.PK".
    The following table lists:

- all of the stockholders and amount of shares to be registered under this Offering;

- the number of shares of our common stock (including those shares of our common stock underlying warrants) covered by this Offering; and

- the amount of shares of our common stock owned by each such selling stockholder as of March 31, 2004 assuming that each such stockholder would sell all of his or her shares of our common stock that this offering registers.

Name of Registering Stockholder	Shares of Common Stock Registered in this Offering	Shares of Common Stock Issuable Upon Exercise of Warrants	Total	Shares of Common Stock Owned After the Offering[1]
Marcus Abundis	6,250	0	6,250	0
Michael L. and Sharon Bowman	7,500	0	7,500	0
John Burke	8,000	0	8,000	0
James Todd Burkdall	12,500	0	12,500	0
Vivian JeNeal Carter	6,667	0	6,667	0
Joseph Childrey	25,000	0	25,000	0
Cohen Specialists LLC	25,000	0	25,000	0
Robert E and Rosalie T Dettle Living Trust	12,500	0	12,500	0
Jerome Dreyfus	6,250	0	6,250	0
R.V. Edwards, Jr.	15,000	0	15,000	0
David Eskandari	6,250	0	6,250	0
Michael A. Frangopoulos	15,000	0	15,000	0
Donald W. Greve	5,333	0	5,333	0
Nick Gorenc	46,000	0	46,000	0
Scott R. Griffith	6,667	30,945	37,612	0
Gryphon Master Fund, L.P.(3)	1,411,111	0	1,411,111	0
Kenneth A. Ikemiya	53,333	0	53,333	319,992
Multi Ag Media	112,000	0	112,000	0
Matthew R. Iwasaka	30,000	0	30,000	300,000
Jericho Investments, LLC	25,000	0	25,000	0
Howard Kaplan	17,500	0	17,500	0
Vivanis Kaplanis	8,000	0	8,000	0
Venkata Kollipara	25,000	0	25,000	0
Maria Koutoures FOB IRA	25,000	0	25,000	0
Carl Landers(2)	125,000	0	125,000	800,000
Gary B. Laughlin	13,333	0	13,333	0
London Family Trust	273,333	30,945	304,278	0
Mahi-Niki Loumidis	7,500	0	7,500	0
Louis Lyras	7,000	0	7,000	0
George Shirahama Maggay	12,500	0	12,500	0
Harry Markus, Jr.	13,333	0	13,333	6,800
Peter A. Massaniso	80,000	0	80,000	0
Henry H. and Margaret O'Neill Mauz	20,000	0	20,000	50,000
Steve McIntee	12,500	0	12,500	0

Name of Registering Stockholder	Shares of Common Stock Registered in this Offering	Shares of Common Stock Issuable Upon Exercise of Warrants	Total	Shares of Common Stock Owned After the Offering[1]
Robert E. McMillan	10,000	0	10,000	0
David D. McNabb	7,000	0	7,000	4,000
Ronald Minor	100,000	0	100,000	100,000
Nancy Mondesitt	20,000	0	20,000	0
Montana Grain Growers Association	0	85,000	85,000	0
Gregg Mullery	12,500	0	12,500	0
David Newton	10,000	0	10,000	0
Robert Pastor	13,333	0	13,333	0
PNP Petroleum Inc.	20,000	0	20,000	0
Ponte Vedra Partners, Ltd.	110,000	0	110,000	0
Prima Capital Group, Inc.	39,400	0	39,400	0
Elizabeth A. Reed	18,750	0	18,750	0
John Rogers	26,667	0	26,667	0
Peter Skafte	5,000	0	5,000	0
Jesse B. Shelmire	6,667	30,945	37,612	0
Jay D. Smith	12,500	0	12,500	0
Pepper Snyder	204,166	0	204,166	100,000
George M. and Lisa K. Spanish	26,667	0	26,667	0
Take Care Family Limited Partnership	6,667	0	6,667	10,000
Ernest Telford	25,000	0	25,000	0
Joseph Zito	10,000	0	10,000	0
Totals	3,159,667	177,835	3,337,502	1,690,792

(1) All of the selling stockholders listed in the table shall hold less than 1% of the outstanding shares of our common stock after this offering (assuming the sale of all of the shares of our common stock covered by this prospectus) with the exception of Kenneth A. Ikemiya and Carl Landers.

(2) Mr. Carl Landers was a Director of the Company from October 2003 to March 2004. Otherwise none of the named security holders have held any position, office, or material relationship within the past three years with Verdisys, Inc. or any predecessor or affiliates.

(3) This includes 277,778 common shares which may be issued contingent upon the occurrence of certain triggering events contained in a prior financing agreement with Gryphon Master Fund, L.P.

All amounts shown represent shares of common stock of Verdisys, Inc.

With respect to the above selling stockholders which are entities, to the Company's knowledge the natural persons that have ultimate beneficial ownership of such entities are as follows:

Cohen Specialists LLC – Perry Peregoy; Gryphon Master Fund, L.P. – Bucky Lyon, III; Jericho Investments, LLC – Perry Peregoy; London Family Trust – Robert London; Montana Grain Growers Association – Richard Owen; PNP Petroleum Inc. – Phil Zaccaria; Ponte Vedra Partners, Ltd. – Peter Massaniso; Prima Capital Group, Inc. – Elias Argyropolous; and Take Care Family Limited Partnership – George Wilson. None of the persons are directors, officers, or employees of Verdisys.

Plan of Distribution

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transaction:

- transactions on any national securities exchange or U. S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

- in the over-the-counter market;

- in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

- in connection with short sales of the shares;

- by pledge to secure or in payment of debt and other obligations;

- through the writing of options, whether the options are listed on an options exchange or otherwise;

- in connection with the writing of non-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

- through a combination of any of the above transactions.

The selling stockholder and its successors, including its transferees, pledges or donatees or their successors, may sell the common stock directly to the purchaser or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register our common stock under applicable federal and state securities laws. We have agreed to bear certain expenses in connection with the registration of the shares subject to this Prospectus, but we will not receive any of the proceeds from the sale of the shares of common stock subject to this Prospectus by the selling stockholders except for payment of the exercise price in the event that the warrants are exercised. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act.

Legal Proceedings

Breach of Promissory Note / Breach of Security Agreement

In August 2002, Verdisys settled a lawsuit filed against it by Peter Verbica in late 2001 in Santa Clara County Superior Court for breach of promissory note and breach of security agreement, by agreeing to pay $228,494. Verdisys agreed to pay $15,000 on October 1, 2002 and $5,000 per month from November 2002 through August 2004. Verdisys settled the debt in 2003 by paying $180,000 cash and issuing 200,000 shares of common stock for a cashless exercise of 20,000 warrants at $.10 per share.

Lawsuits Involving Edge Capital Group, Inc.

Verdisys initiated a lawsuit against Edge Capital that requests a declaratory judgment that a purported agreement between Verdisys and Edge is not enforceable. It was filed in Montgomery County, Texas in February 2004. The lawsuit arises from Edge's contention that one of Verdisys' ex-officers committed the company to purchase certain alleged oil and gas properties from Edge. Edge filed a counterclaim against Verdisys and asserts claims against Dan Williams (Verdisys' former President and CEO), Eric McAfee (Verdisys' former Vice Chairman), Ron Robinson, Frederick Ruiz, Joseph Penbera, James Woodward, John Block, and Andrew Wilson. Edge has also made claims against Solarcom, L.L.C., DeLage Landen Financial Services, Inc., Andrew Wilson, and Allen Voight. Edge seeks to enforce the agreement Verdisys challenges, and alleges several causes of action including claims for fraud, breach of contract, negligence, and conspiracy. If Edge prevails, it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

Edge and one of its apparent owners, Frazier Ltd., initiated a lawsuit in Summin County, Ohio against Solarcom, L.L.C., DeLage Landen Financial Services, Inc., Verdisys, Inc., and Firstmerit Bank, N.A. that sought an injunction against the draw against a letter of credit pledged as collateral for a credit advanced to Edge. Edge asserted that its transaction with Verdisys was the product of fraud and that its creditor, DeLage Landen as assignee from Solarcom, should not be allowed to draw against Edge's letter of credit from Firstmerit. The Ohio state court denied Edge's request for a temporary injunction. Verdisys is uncertain whether Edge will prosecute its claims against Verdisys in the Montgomery County, Texas action, which was filed first, or the Ohio action. The pleadings in the Ohio action do not include any claim for damages from Verdisys and Verdisys is unable to determine whether an adverse judgment would have a material adverse effect on Verdisys' financial condition.

Class Action Lawsuits

Verdisys has learned that it is a defendant in a consolidated lawsuit brought by former shareholders in March 2004 in the U.S. District Court for the Southern District of Texas, and which seeks class action status. The lawsuit alleges that Verdisys and its former CEO, Dan Williams, and the Company's former CFO, Andrew Wilson, violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The lawsuit alleges that defendants made materially misstatements about Verdisys' financial results. More specifically, the Complaints allege that defendants failed to disclose and indicate: (1) that Verdisys had materially overstated its net income and earnings per share; (2) that defendants prematurely recognized revenue from contracts between Verdisys, Edge Capital and Energy 2000 in violation of GAAP and its own revenue recognition policy; (3) that Verdisys lacked adequate internal controls and was therefore unable to ascertain the true financial condition of the company; and (4) that as a result of recognizing revenue prematurely, Verdisys' financial results were inflated at all relevant times. Verdisys continues to evaluate its defense to these allegations, as well as the potential impact that an adverse judgment would have on it.

Securities and Exchange Commission Investigation Inquiries

Verdisys received notice in January, 2004 that the Securities and Exchange Commission has initiated a formal investigation into its reporting practices and public statements about the Company in 2003.

The SEC has requested substantiation and documentary evidence from the Company concerning the performance of certain lateral drilling services by subcontractors in the period from May, 2003 to September 2003, supervision of such services by the Company's executive management at the time, revenue recognition related to the performance of such services, the third quarter 2003 earnings restatement, public statements concerning the services performed, and related matters. The SEC has also requested information and documentary evidence related to the Verdisys' acquisition of certain assets of QuikView, Inc., a related party company, in June, 2003. In its letters to Verdisys requesting documents, the SEC stated that the staff's inquiry should not be construed as an indication that any violations of securities laws have occurred or as an adverse reflection on any persons, company or security.

Since December 2003, the Company has taken several steps to address issues related to the SEC's inquiries, including the termination and replacement of the previous Chief Executive Officer and Chief Operating Officer and the reassignment of its Chief Financial Officer. Two directors have resigned from the Company's board and the Company has appointed a new CFO. Internal controls have been strengthened overall, particularly with respect to the public release of Company information and the recognition of revenue. The Company has also initiated an internal investigation of the matters of concern to the SEC. Consequently, the Company restated its second and third quarter financial statements from fiscal year 2003 and deferred all revenue related to the aforementioned period until such time that it can substantiate whether or not the services were performed.

Verdisys is cooperating fully with the SEC, including the provision of numerous documents and voluntary testimony by our current executives. Verdisys is not aware of any pending or threatened enforcement or other actions that might be initiated by the SEC. Although the Company is working to bring the matter to a prompt conclusion, it cannot make any assurance that the investigation will be resolved positively or that it will not have negative effects on the Company's limited resources or its ability to raise capital and use its stock as acquisition currency during the period of the investigation.

Default Judgment

Verdisys was informed that a default judgment was entered against us in a lawsuit brought by Scooter's Convenience, Inc. dba LSS Satellite in May, 2004 in Hockley County, Texas. Verdisys filed a motion for new trial which was granted by the trial court, which also vacated the default judgment. In the underlying lawsuit, LSS Satellite has alleged breach of contract, violations of the Texas Deceptive Trade Practices Act, and other claims against Verdisys. Verdisys believes it has meritorious and complete defenses to the claims asserted in the lawsuit and intends to vigorously defend itself. If LSS Satellite prevails or if Verdisys is unable to settle the lawsuit on favorable terms, LSS Satellite may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

Claims by Investor

In connection with its financing in October 2003 with Gryphon Master Fund, L.P, Verdisys agreed to register the shares issued to Gryphon on or before March 2004 or be subject to certain liquidated damages. Gryphon has made a claim against Verdisys for the maximum liquidated damages in an amount of $400,000. It has also claimed it has sustained actual damages in excess of $6.2 million. In July 2004, Gryphon filed a lawsuit in the state district court in Dallas County, Texas against Verdisys, alleging, among other things, breach of contract and securities fraud by Verdisys. In connection with the lawsuit, Gryphon has requested liquidated damages, actual damages, punitive damages, interest, costs and attorneys' fees among other claims. Verdisys has filed an answer to the lawsuit and intends to vigorously defend itself. If Gryphon prevails, it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

Claim by Former CEO

In July 2004 Verdisys was informed that a former Chief Executive Officer of Verdisys filed a lawsuit against Verdisys for breach of contract and wrongful discharge. These claims seek relief in excess of $500,000 related to an alleged employment agreement and also seeks damages related to an excess of 4,000,000 stock options claimed due pursuant to the alleged agreement. The company has only recently received notice of these claims. The lawsuit was filed in state court in San Diego, California. Verdisys intends to vigorously defend itself.

Concluding Statement

Verdisys has never been in bankruptcy, receivership or any similar legal proceeding. Other than described above, Verdisys is not aware of any other threatened legal proceedings. The foregoing is also true with respect to each officer, director and control shareholder as well as any entity owned by any officer, director and control shareholder, over the last five years. As part of its regular operations, Verdisys may become party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its' commercial operations, products, employees and other matters. Although Verdisys can give no assurance about the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have on the company, except as described above, Verdisys believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on Verdisys' financial condition or results of operations.

Directors, Executive Officers and Control Persons

The names of our directors and executive officers and certain additional information with respect to each of them are set forth below. The dates set forth under "Year First Became Director" below indicate the year in which our directors first became a director of our predecessor in interest, Verdisys, Inc.

Name	Age	Current Position	Year First Became Director
David M. Adams	52	President Co-Chief Executive Officer	N/A
John O'Keefe	55	Co-Chief Executive Officer Chief Financial Officer	N/A
John R. Block	69	Director	2000
Joseph J. Penbera, Ph.D.	56	Director	1999
Ronald J. Robinson, Ph.D.	57	Director	2002
Frederick R. Ruiz	60	Director	2000
O. James Woodward, III	68	Chairman of the Board	2000
Andrew G. Wilson	48	Vice President of Finance Treasurer	N/A

Statements below pertaining to the time at which an individual became one of our directors, executive officers or founders refers to the time at which the respective individual achieved his respective status with our predecessor in interest, Verdisys, Inc.

David M. Adams has served as our President and COO since January 2004, and became Co-Chief Executive Officer in May 2004. From 1989 to 2000, Mr. Adams served as General Manager of Baker Hughes, E&P Solutions, and from 2001 to 2004; he served as President and General Manager of Subsea Mudlift Drilling Co., LLC, a subsidiary of Hydril Co., LP. Mr. Adams has a degree in petroleum engineering from the University of Texas and is a registered Professional Engineer.

John O'Keefe has served as our Executive Vice President and CFO since January 2004 and became Co-Chief Executive Officer in May 2004. From 1999 to 2000, Mr. O'Keefe served as Vice President of Investor Relations of Santa Fe Snyder, and from 2000 to 2003, he served as Executive Vice President and CFO of Ivanhoe Energy. Mr. O'Keefe has a B.A. in Business from the University of Portsmouth, is a Chartered Accountant and graduated from the Program for Management Development (PMD) from the Harvard Graduate School of Business.

John R. Block has served as a director on our Board since May 2000. He currently serves as President of the Food Distributors International, an organization that represents the wholesale grocery and foodservice distribution industry. Prior to that, Mr. Block served as Secretary of Agriculture for the U.S. Department of Agriculture from 1981 to 1986. He currently serves as a director of John Deere and Co. and Hormel Foods Corp.

Joseph J. Penbera, Ph.D. co-founded our company and has served as a director on our Board since its inception in April 1999. Since 1985, he has been a Professor of Business at California State University, Fresno, where he previously served as Dean of the Craig School of Business. Dr. Penbera was Senior Economist at Westamerica Bank, Regency Bancorp and California Bank from 1999 to 2002. Dr. Penbera is on the board of directors of Gottschalks, Inc., a publicly traded regional department store and Rug Doctor, Inc. Dr. Penbera received his Ph.D. from American University, his M.P.A. from Bernard Baruch School and his B.A. from Rutgers University.

Ronald J. Robinson, Ph.D. was appointed as our interim President and CEO in December 2003 and has served as Chairman of our Board since January 2002. With the appointment of David Adams as President and Co-Chief Executive Officer, John O'Keefe as Co-Chief Executive Officer and Jim Woodward as Chairman of the Board, Dr. Robinson now serves only as Director. From 1996 to 2001, Dr. Robinson served as president of Texaco Technologies, a subsidiary of Chevron Texaco. From 2001 to 2003, Dr. Robinson was head of the Petroleum Engineering Department at Texas A&M University. Dr. Robinson currently serves as a director of Ensyn Group Inc. Dr. Robinson received his Ph.D. in Petroleum Engineering from Texas A&M University, an M.S. in Physics from Baylor University and a B.S. in Physics and Mathematics from the University of Southern Colorado.

Frederick R. Ruiz has served as a director on our Board since its inception in April 1999. He co-founded and is Chairman of the Board of Ruiz Food Products, Inc., a privately held frozen food company. Mr. Ruiz currently serves as a director of McClatchy Newspapers, Inc. and Gottschalks, Inc., each of which are publicly traded, the California Chamber of Commerce and the Hispanic College Fund.

O. James Woodward III has served as a director on our Board since its inception in April 1999, and was elected Chairman of the Board in May, 2004. From 1992 to 1999, Mr. Woodward was an attorney in private practice in Fresno, California. From 1995 to 2000, he was Chairman of MJ Construction Co., a Fresno, California based construction company, and from 2001 to 2003, he served as a consultant in Fresno, California. Mr. Woodward has been in private practice as an attorney since 2003 and is currently Of Counsel with Baker, Manock and Jensen. He currently serves on the board of directors of Gottschalks, Inc. Mr. Woodward received his M.B.A. from Stanford Graduate School of Business and his J.D. from the University of California, Berkeley Law School.

Andrew G. Wilson served as our CFO from March 2003 thru January 2004; he currently serves as Vice President of Finance. From March 1999 to December 2001, Mr. Wilson served as Novare Software, Inc.'s Vice President-Business Development and Chief Operating Officer, and from January 2002 to March 2003, he served as its Vice President-Consulting and Client Services. Mr. Wilson received his B.A. in Economics from University of Manchester, England. He is an English Chartered Accountant and passed the American Institute of Certified Public Accountants entry examinations.

All Directors will serve in such capacity until the next annual meeting of our shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the company's Directors. There are no familial relationships among the our officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Verdisys, Inc. has group life, health, hospitalization, medical reimbursement or relocation plans in effect. Further, Verdisys, Inc. has a 401(k) savings plan in effect and agreements which provide compensation on the event of termination of employment or change in control of us.

Verdisys does pay members of our board of Directors fees for attendance at board and other committee meetings in the form of cash compensation or similar remuneration, and reimburses them for any out-of-pocket expenses incurred by them in connection with our business.

Currently, each independent director receives compensation of $500 per month with an additional $500 per month for chairing a committee with the exception of the audit committee chair who receives an additional $1,000 per month. Meeting fees are paid at a rate of $500 per day for regularly scheduled Board meetings. All independent directors receive options to purchase 12,000 shares per year.

No non-compete or non-disclosure agreements exist between the management of Verdisys, Inc. and any prior or current employer.

All key personnel are employees or under contracts with of Verdisys, Inc.

The directors of Verdisys, Inc. are aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of Verdisys, Inc.

Verdisys, Inc. has not, nor proposes to do so in the future, make loans to any of its officers, directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

None of Verdisys, Inc.'s officers, directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to Verdisys, Inc.

Security Ownership of Certain Beneficial Owners and Management

The following table presents certain information regarding the beneficial ownership of our common stock as of June 30, 2004 (i) by each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, and (ii) by each of our directors, our Named Executive Officers, and all directors and executive officers as a group. Each of the persons listed in the table has sole voting and investment power with respect to the shares listed.

Common Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Acquirable	Percentage of Class (1)

Berg McAfee Companies (2)
  100600 N. De Anza Blvd., #250
  Cupertino, California 95014
	9,292,004	500,000	29.4%

David Adams President and co-CEO	0	109,167(3)	<1.0%
John O'Keefe co-CEO and CFO	0	80,000(3)	<1.0%
Andrew Wilson V.P. Finance, Treasurer and Secretary	25,208	538,646	1.7%
John R. Block Director	90,000	75,000	<1.0%
Joseph Penbera Director	863,952	78,000	2.8%
Ronald J. Robinson Director	300,000	386,332	2.1%
Fred Ruiz Director	265,334	78,000	1.0%
O. James Woodward III Chairman and Director	122,000	76,000	<1.0%
Total Shares of 5% or more Beneficial Ownership	9,292,004	500,000	29.4%
Total Shares of Officers and Directors as a group	1,666,494	1,421,145	9.3%
Total Shares Issued and Outstanding:	31,373,777, if all exercised per note (1) 33,294,922		

Notes:

(1) Each beneficial owner's percentage ownership is based upon 31,373,777 shares outstanding at June 30, 2004 and assumes the exercise or conversion of <u>all</u> options, warrants and other convertible securities held by such person and that are exercisable or convertible within 60 days after June 30, 2004 with respect to any 5% or greater stockholders and within 60 days after June 30, 2004 with respect to the other persons listed.

(2) Berg McAfee Companies is controlled by Clyde Berg and Eric McAfee. Mr. McAfee is the former Vice-Chairman of the Company.

(3) In August 2004, Mr. Adams and Mr. O'Keefe were awarded an option grant of 350,000 and 420,000 shares respectively, to equalize their total options to 500,000 each. The options are three year grants with 1/12 vesting immediately and 1/12 per quarter thereafter and were granted effective July 29, 2004. The exercise price is $0.90 per share.

The following lists such beneficial owners and the amount of shares of common stock, of the number of shares shown in the preceding table, to which such beneficial owners have the right to acquire within the stated 60 day period:

Name of Beneficial Owner   _Number of Shares Acquirable_

Berg McAfee Companies	*500,000*
David M. Adams	*109,167*
John O'Keefe	*80,000*
Andrew G. Wilson	*538,646*
John R. Block	*75,000*
Joseph Penbera	*78,000*
Ronald J. Robinson	*386,332*
Fred Ruiz	*78,000*
O. James Woodward III	*76,000*

Description of Securities

General

The following description of our common stock does not purport to be complete. For a complete description please refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Prospectus forms a part, and by applicable provisions of California law.

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock, no par value per share, of which 31,373,777 shares were issued and outstanding as of August 19, 2004.

Holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board out of funds legally available therefore. There are presently no plans to pay dividends with respect to the shares of our common stock. Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges, nor any sinking fund provisions with respect to our common stock, and our common stock is not subject to call. The holders of our common stock do not have any pre-emptive or other subscription rights.

Holders of shares of our common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. Our common stock does not have cumulative voting rights.

Warrants included in this offering:

The Company is registering the resale of common shares issuable upon exercise of a total of 177,835 warrants with the following terms:

> 9,501 warrants exercisable at $2.00 per share anytime through September 8, 2008.
> 83,334 warrants exercisable at $6.00 per share anytime through October 24, 2008.
> 85,000 warrants exercisable at $1.00 per share anytime through October 29, 2008.

Shares Outstanding and Freely Tradable After Offering.

As of August 19, 2004, we had 31,373,777 shares of our common stock outstanding. The shares to be sold by the selling stockholders in this offering will be freely tradable without restriction or limitation under the Securities Act, except for any such shares held our by "affiliates," as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144.

Rule 144.

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including an affiliate of us, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about us is satisfied. Affiliates of ours must comply with additional restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.

Effect of Substantial Sales on the Market Price of our Common Stock.

We are unable to estimate the number of shares that may be sold in the future by our existing shareholders or the effect, if any, that such sales will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock, or the prospect of such sales, could adversely affect the market price of our common stock.

Interest of Named Experts and Counsel

Verdisys, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Verdisys, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Verdisys, Inc.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of California from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Verdisys, Inc.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Description of Business

Forward-Looking Statements

All statements, other than statements of historical fact, included in this registration statement are forward-looking statements, including, but not limited to, statements identified by the words "anticipate" and "believe" and similar statements concerning the Company's business strategy, plans and objectives for future operations. These statements reflect the Company's current views with respect to future events, based on what the Company believes are reasonable assumptions. There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) the ability of the Company to obtain additional funding for operations, (b) the continued availability of management to develop the business plan and (c) successful development and market acceptance of the Company's products.

This Prospectus may contain both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties. Moreover, future revenue and margin trends cannot be reliably predicted.

Business Development

In September 2000, the company was incorporated as Rocker & Spike Entertainment, Inc, a California corporation. Until December 31, 2000, operations consisted of organizational matters and the search for an operating company with which to perform a merger or acquisition. Effective January 1, 2001, the company purchased the assets and web domain of Accident Reconstruction Communications Network from its sole proprietor. Following the acquisition, the company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc. At that time, the company provided research, communication and marketing exposure to the accident reconstruction industry through our website and seminars.

In April 2003, the company entered into a merger agreement with Verdisys, Inc. ("Verdisys"). Verdisys was initially incorporated as TheAgZone Inc. in 1999 as a California corporation. Its purpose was to provide e-Commerce satellite services to agribusiness. They changed their name to Verdisys in 2001, and in 2003, with the acquisition of exclusive rights to a proprietary lateral drilling process throughout most of the U.S. and Canada, they changed their market focus to concentrate on services to the oil and gas industry.

The merger agreement with Verdisys called for us to be the surviving company. In connection with the merger, our name changed to Verdisys, our articles of incorporation and bylaws remained in effect, the officers and directors of Verdisys became our officers and directors, each share of Verdisys' common stock was converted into one share of our common stock, and our accident reconstruction assets were sold.

Verdisys' historical financial statements replaced ours. We now provide specialty services to oil and gas production companies located primarily in Oklahoma, Texas and Louisiana, and we have exclusive rights to the lateral drilling process throughout the vast majority of the U.S. and Canada.

Business Segments

Verdisys, Inc. currently operates in the oil and gas service industry in two distinct business segments. Our mission is to substantially improve the economics of existing and evolving oil and gas operations through the application of Verdisys licensed technologies.

Our primary segment is providing a service that enhances the recovery of oil and gas from new and existing wells. This service is performed by our specially fabricated mobile drilling rigs equipped to utilize a proprietary lateral drilling system known as Verdisys Lateral Drilling Services, or VLDS. With VLDS, we offer drilling services up to 300 feet horizontally from an existing well bore, in selected formations, down to a depth of 5,800 feet. We can provide our services in a few days at a fraction of the cost of conventional methods. The combination of low front-end costs, effectiveness and speed of the process should make VLDS attractive to oil and gas companies. We believe that there exists a large potential market in North America for the application of the VDLS technology.

Our secondary business segment is providing satellite services to oil and gas producers, allowing them to remotely monitor and control well head, pipeline and drilling operations. Using satellite, and other wireless technology, we provide oil and gas producers the ability to dispense with a manual structure and move to a real-time, automated, energy management program. With our services, production levels can be optimized to respond to current market conditions and commitments.

Industry

Verdisys, Inc. operates in the oilfield service industry. This industry provides a wide range of services to oil and gas companies including exploration support, equipment supply, construction, logistics, drilling and completion, production enhancement, etc. The oil and gas industry out sources service functions to augment its in-house capability and to take advantage of the expertise of the specialty service providers.

The energy industry is comprised of a diversity of operators, ranging from the very small to the extremely large. While the major portion of oil and gas production is provided by large international oil companies, there are also a large number of smaller independent companies which own the vast majority of existing wells.

The services industry includes a large number of smaller companies which focus on serving smaller producers or providing specialized services to the large ones. We are one of the latter category and will be providing lateral drilling and satellite services to both small and large companies. We have positioned ourselves to cater to all segments of the industry in situations where the application of our services can add value.

Demand for our services depends on our ability to demonstrate improved economics to the oil and gas production sector we serve. We believe that they will use our lateral drilling service where it costs less than alternative services and/or when it generates additional revenue. It will also be driven by macro-economic factors driving oil and gas fundamentals. The report of the Energy Information Agency of the U.S. Department of Energy entitled "International Energy Outlook 2000" forecasts that world oil consumption will increase at an annual rate of approximately 2% through 2020 and that world gas consumption will increase at an annual rate of approximately 3% over the same period. The projected increase in demand for oil is based on worldwide economic and population growth, primarily in developing countries. The projected increase in gas consumption over this period is expected to result from higher demand across residential, industrial and commercial sectors, as well as from the increasing use of gas as a source of fuel for electric power generation, particularly in North and South America. We also believe that reliance on traditional sources of oil and gas will be limited due to the inadequate delivery infrastructure and political unrest in major supplying countries.

According to the Wall Street Journal, June 20, 2003 "The good news is that America is swimming in gas: The U.S. Geological Survey estimates there are 1,400 Tcf of recoverable gas resources in the U.S. – enough to last decades……But most of it is off-limits to recover because of restrictive environmental rules and lawsuits." This is particularly the case with drilling moratoriums on the East and West Coasts of America, parts of the Rocky Mountain Area and Alaska. The American Petroleum Institute advocates "A multi-pronged approach is essential for meeting future U.S. natural gas demand: (1) using energy wisely and conserving where possible; (2) developing more U.S. supplies; (3) diversifying supplies through pipelines to bring Arctic gas to consumers; (4) facilitating more liquefied natural gas (LNG) imports. Obviously (3) and (4) are going to take time to develop, are expensive, face significant regulatory problems and political opposition. A more immediate impact can be made by developing more U.S. supplies. Developing such supplies is dependent on drilling new wells in existing fields, or new reserves in expensive less accessible fields. The alternative to growing domestic supply is to build the infrastructure and logistics to be able to import large quantities of LNG from overseas. Verdisys believes its lateral drilling technology can access previously uneconomic reserves and bring them to market cost effectively thereby helping to resolve this supply/demand imbalance.

The Office of Fossil Energy, U.S. Department of Energy, estimates there are nearly 500,000 oil wells and 230,000 natural gas wells that are marginal or classified as "stripper" wells. These stripper wells produce either 15 barrels or less of oil a day or 60 thousand cubic feet of gas or less a day. Although low producing stripper wells account for the "same of the amount of oil that America imports from Saudi Arabia" according to the Office of Fossil Energy "Together (stripper wells) account for 1.25 trillion cubic feet of natural gas, or about 8 per cent of the natural gas produced". Such wells are potentially considered uneconomic or marginal with the strong potential of being abandoned due to poor production economics. Indeed approximately 150,000 marginal wells were abandoned between 1993 and 2000 "costing the U.S. more than $3.5 billion in lost economic output" according to the Office of Fossil Energy. In seeking to revitalize marginal and stripper wells both the Department of Energy and American Petroleum Institute have emphasized the need for new technologies to access more of the reserves available. Verdisys has the ability to leverage existing facilities rather than drilling new wells. With its unique lateral drilling technology, Verdisys can provide potentially improved recovery rates rather than leaving a field because of the depletion of oil or natural gas. Production companies now have the ability to enhance the pay zones through lateral drilling to significantly extend economic field life.

We believe that producing companies will react to the combination of the increased demand and the decreased supply of oil and gas in a manner that requires them to utilize both segments of our business. We believe that oil and gas producers have great economic incentive to recover additional production and reserves from known reservoirs rather than pursuing a more risky exploration approach. Our extraction methods permit producers to add value by potentially recovering a significant additional percentage of the oil and gas from a reservoir. We believe that there exists a large potential market in North America that comprises logical candidates to apply our lateral drilling method.

Activity in the energy services industry tends to be cyclical with oil and gas prices. In addition to the currently positive industry fundamentals, we believe the following sector-specific trends enhance the growth potential of our business:

- While oil prices are unpredictable, they have remained and are projected to remain relatively high by historic terms for several years. Continuing high consumption, limitations in delivery infrastructures and political unrest in major supplying countries are expected to be contributing factors.

- Natural gas prices are projected to remain high for several years due to the combination of strong demand and major supply constraints. About one-half of U.S. reserves have been depleted with the remainder increasingly expensive and difficult to reach. Significant new supplies from Alaska and the Canadian north require the construction of new pipelines which are estimated to be several years away. The situation is serious enough that Federal Reserve Bank Chairman Greenspan has expressed concern as to its effect as a constraint to US economic growth.

- There is no substitution threat to oil and gas in the foreseeable future. In particular, any significant substitution by hydrogen is believed to be some decades away.

Lateral Drilling Services

Verdisys Lateral Drilling Service "VLDS"

Our VLDS segment is our primary business. The process can be equally applied to new and existing wells. We operate specially fabricated drilling rigs equipped with VLDS, a patented horizontal jetting technology licensed to us on exclusive basis for the vast majority of the U.S. and Canada from the inventor, Carl Landers. We have the ability to access previously uneconomic reserves and bring them to market at cost effective prices, due to our unique and environmentally sound drilling process. These services and our small fleet of drilling rigs have appeal for both small independent operators as well as large integrated companies.

In the U.S. and Canada, we have the rights to provide oil and gas companies with a proprietary lateral drilling service utilizing specially fabricated mobile drilling rigs. This technology is protected by three issued patents. Verdisys has acquired the rights to the vast majority of the North American market for this drilling technology that has great potential for increasing the production of oil and gas

A significant volume of the known oil and gas in the U.S. remain untapped in existing well bores. By extending 2" channels up to 300 feet in 4 or more directions from the casing of the well at any given depth, the Verdisys drilling solution provides an economic way to enhance production levels of existing reservoirs, thereby reducing the need for new or foreign sources of oil and gas. The lateral drilling operation uses a patented ultra-high pressure water jetting process, which is capable of drilling lateral holes from existing wells up to 300 feet in length in wells as deep as 5,800 feet.

With this technology, Verdisys has the ability to drill up to 4 or more laterals in only two days into an existing pay zone at an average price ranging from $35,000 to $45,000 per well depending upon the size of the project. Specialized drilling competitors typically charge an average of $250,000 to drill horizontally in only one direction and in only one horizon and require up to two weeks per well. Verdisys' ability to target new or previously untapped deposits makes its technology potentially very compelling.

At these lower comparative costs, Verdisys has made it feasible to enhance production from a large potential market in North America that would otherwise be cost prohibitive to recover. The existing oil and gas independent producers in North America are potential customers of this patented lateral drilling service. According to the Department of Energy Report – Natural Gas Fundamentals, June, 2003, there are "Over 7,000 small independent businesses (that) drill 85% of wells and produce 65% of natural gas in the U.S. …. from over 350,000 U.S. wells." All 7,000 independent producers are potential customers for the service.

In the same report it estimates 10,000 to 15,000 new natural gas wells are drilled and completed each year costing anywhere from less than $100,000 to several million. These new wells are necessary just to replace depleted supplies from existing wells in an effort to maintain current U.S. production levels. Verdisys' lateral drilling service directly competes with the need for new wells by laterally drilling from existing wells to extend the pay zone and bring new supplies through existing well bores. By extending the accessibility of reserves through the existing well Verdisys' technology can negate the need for new wells to be drilled in existing fields. This is not only compelling economically but also is very environmentally friendly in using previously established well bores rather than drilling new holes.

With VLDS, we believe we can provide an economic production recovery service. With conventional horizontal drilling, the transition from drilling vertically to horizontal drilling may take 200 feet or more and take many days to accomplish. Verdisys, with its patented technology, can make this transition in 2 feet instead of the industry normal of 200 feet and do it in a matter of minutes not hours. This enables Verdisys to be more precise in targeting and staying within specific pay zones for a potentially significant enhancement to the production of the well.

Many of the nation's old oil and gas fields contain new infield reservoir compartments and bypassed pockets of reservoirs that have not been economic to produce. VLDS will make it economically viable to produce from those deposits for the first time.


Producing Reservoir
Depleted Compartment
Incompletely Drained Compartment
Depleted Compartment
Bypassed Compartment
New Infill Reservoir
Depleted Compartment
Untapped Reservoir Compartment
Depleted Reservoirs
Deeper Pool Reservoir

VLDS utilizes patented technology in the areas of the design and manufacture of the Deflecting Shoe and the process of high pressure water jet drilling. The figure below more precisely illustrates the process.



Verdisys lateral drilling (VLDS) works on both new and existing wells. Where VLDS may have greater attraction, though, is on marginal wells that may be otherwise ready to be abandoned because they are no longer economically viable. The strong market potential is that this reduces the continual need for more exploration, new drilling and denser infield drilling. Such fields that may be ready to be abandoned and have remaining resource potential can have their production re-established and their economic lives extended.

The figure below demonstrates how lateral drilling can drastically expand the production area within a given field relative to vertical wells. An average well will recover petroleum from an area of up to 120 feet from the well bore. However, each VLDS Lateral extends up to 300 feet from the well bore, thus potentially increasing the area of production several fold.



Features of Lateral Drilling:

- The lateral drilling process is fast. Average time the rig is on the well is only two days.
- Cuts a two inch diameter hole horizontally up to 300 feet from the well bore in multiple directions.
- Lateral holes can be drilled at several vertical producing horizons down to 5,800 feet.

Potential Benefits:

- Increase production rate and recoverable reserves from marginal wells.
- Improves injection rates in water disposal/injection wells.
- Allows directional treatment of wells with acid, steam, CO_2, etc.
- Allows multi-layer application in thicker reservoir zones.
- Enhances recovery most effectively on old, low productivity wells.
- Provides an economic alternative to denser infield drilling programs.
- Dispenses with large, expensive rotary rigs.
- Dispenses with mud pits that can damage the environment.
- Dispense with casing milling equipment.
- Dispenses with additional stimulation.
- Rapid drilling rates limit the time the well is out of production.
- Dispenses with logging expense and the need to change well-bore configuration.

Major Customers

When the Company commenced its lateral drilling operations in 2003 it was dependent upon three customers, two of which were related parties, and one that had no experience in the oil and gas industry. Since that time it has discontinued doing business with two of the customers due to disputes regarding the services performed and payment for those services, and has revised its contract with the third.

In January, 2004 the Company changed its customer focus to small to medium size independent oil and gas production companies seeking to enhance production from their existing fields in the U.S. and Canada. It also adopted a new business model that emphasizes a payment for services rather than production participation rights. To date the Company has signed pilot contracts to perform drilling services for Amvest Osage, Inc., Esperada Energy Partners, L.L.C. and Maxim Energy, Inc. It is also in discussion with a number of other Companies regarding pilot projects to prove out the technology with a view to further work. The Company expects to continue such focus for the balance of fiscal year 2004.

Customer Acceptance

The Company is encouraged by the level of interest from several customers in the lateral drilling technology as it relates to both conventional oil and gas production as well as coal bed methane opportunities. Recent experience in Oklahoma revealed that, due to operator error and possible equipment issues, the Company did not completely mill through the casing of certain wells. Verdisys plans to re-drill certain wells to gain additional insight and to perfect the technique.

The Company has instituted a successful above-ground milling test with redesigned down hole equipment, which visually demonstrated that improved operating procedures will resolve the milling issue. The Company plans to make continued improvements to the technology and operating procedures in order to provide its customers with a quality, value added and consistent service.

Market

The United States was the world's largest consumer of natural gas in 1999 according to the World Energy Council – Survey of Energy Resources, consuming 21.7 trillion cubic feet (Tcf) of Natural Gas or 26 per cent of the World's total consumption. Natural Gas meets 24 per cent of U.S. energy requirements according to the American Petroleum Institute and heats 61 per cent of U.S. households. Natural Gas, as a clean and efficient fuel, has become ubiquitous to the American lifestyle in heating the home, cooking, drying clothes and running cars. The advent of the additional need for electricity in America has also spawned heavy demand from Power Plants along with traditional users in pulp and paper, cement and asphalt, chemicals, plastics and petroleum refining. In the last several years 95 per cent of the new power generation capacity in the U.S. was fueled by natural gas, according to the U.S. Department of Energy 2003 Report.

The U.S. Department of Energy expects U.S. demand to grow at 1.5 per cent per year between 2001 and 2025 representing a 50 per cent growth from 23 Tcf to 35 Tcf. "Today, domestic supplies meet 84 per cent of our Nation's natural gas requirements, with nearly all of the balance coming from Canada.", according to the U.S. Department of Energy Report, "But future natural gas consumption is expected to increase more rapidly than domestic production". "In 2001 about 19.5 Tcf of natural gas was produced from over 350,000 U.S. wells" according to the same report, "Most production came from Texas (26%), Gulf of Mexico (8%) and Oklahoma, Louisiana and Wyoming (7% each). However, according to the American Petroleum Institute U.S. production has been "essentially flat for the past two decades".

Indeed, to Business Week in their March 1, 2004 edition said "Demand for clean-burning natural gas has marched steadily upwards during the past two decades, and the output from North American gas fields hasn't kept pace. Last year, in fact, U.S. production fell by 3%, while demand rose 2.2%. Prices have doubled since the 1990s, to around $5 per thousand cubic feet (mcf)." The ability of the United States to meet such demand will have a major effect on the economy for the next two decades. How will the U.S. meet the supply shortfall?

Competition

Verdisys' lateral drilling service directly competes with the need for new wells by laterally drilling from existing wells to extend the recovery from the pay zone and bring new supplies through existing well bores. By extending the accessibility of reserves through the existing well bores, Verdisys' technology can negate the need to drill more densely spaced wells in existing fields. This is not only compelling economically but also is very environmentally friendly in using previously established wells rather than drilling new ones.


Developing natural gas
Resources can be accessed through vertical, horizontal, or directional drilling, with well bores probing in multiple directions. Gas resides in pore spaces within rocks. Water, sand, or other materials injected into the formation improve the flow of gas to the wellbore.
• A well can cost anywhere from less than $100,000 to several million to drill.
• About 10,000 to 15,000 natural gas wells are drilled each year in the U.S.
• Federal, State and local governments, Tribes, and private landowners receive over $8 billion each year in revenues from natural gas leases and production.
Multilateral
Horizontal
Directional

Source: Department of Energy – Natural Gas Fundamentals, June, 2003

We operate in a niche that lies below the more expensive and higher impact horizontal drilling business and the much cheaper and lower impact perforation business. Our lateral drilling service can provide significant reservoir exposure, and therefore greater production potential, like horizontal drilling at closer to the cost of the perforation service.

Conventional horizontal or directional drilling is slow and significantly more expensive to the extent that it is only being used if its much longer drilling radius was required as is necessary in offshore or environmentally sensitive areas. Companies offering this service include Halliburton, Baker Hughes, Schlumberger and other independent drilling companies. They traditionally drill one lateral through the existing well bore. That lateral can take over 200 feet to achieve the turn to the horizontal and be limited to only one "pay" zone. It usually costs over $250,000 and positive financial returns require very high producing rates.

Other water jet drilling methods in use have a limited radius of about 10 feet and can be repeated 4 or more times in any direction around the well bore. The competitive advantage of the Verdisys system is sustainable through the life of the patents. A key patent involving the nozzle design was issued in 1998. A further patent was issued in 2003 covering a variation of the process and further patents can be expected as the process is further refined to extend its range, depth, and other capabilities.

Our VLDS offers several advantages over conventional oil and gas recovery enhancement services provided by our competitors because:

- The lateral drilling process is fast. Average time the rig is on the well is two days.
- It cuts a two inch diameter hole horizontally up to 300 feet from the well bore.
- Lateral holes can be drilled at numerous vertical producing horizons.
- It increases production rate and recoverable reserves.
- There is no need for large, expensive rotary rigs.
- There are no mud pits that may damage the environment.
- Casing milling equipment is not necessary.
- Logging expenses are not required.
- Additional stimulation services such as acidizing may be substituted by VLDS.

However, many of our competitors are better financed, equipped and staffed than Verdisys, Inc.

Satellite Services

The "Satellite Private Network (SPN's)" services utilize two-way satellite broadband to provide oil and gas companies with a wide variety of remote energy management applications. Our satellite services can be optimized to provide cost effective applications such as Voice over Internet "VoIP", Virtual Private Networking "VPN" and Real-time Supervisory Control and Data Acquisition Systems, commonly referred to as SCADA. SCADA permits oil and gas companies to dispense with a manual structure and move to a real-time, automated, energy management program. Utilizing SCADA, production levels can be optimized to meet current market conditions and commitments. At present, the Company is shipping modem hardware from ViaSat and Spacenet, space segment services from SES and Loral and hub services from Spacenet and Immeon. The current product line supports QoS (Quality of Service), multiple protocols, including the ones most used for Point of Sale and SCADA.

SPN uses satellite communications that are low cost and that ensure worldwide availability, even in geographic areas with a poor communications infrastructure. SPN is based on industry standards to lower implementation costs and to simplify the integration into existing systems Reliability and availability are critical considerations for SCADA. SPN is provided twenty four hours a day seven days a week with 99.99% availability virtually anywhere in the world and there are fewer points of failure than comparable terrestrial services. It provides uniform service levels, and is faster and more cost effective to deploy. SPN is also very flexible and easily accommodates site additions, relocations, bandwidth expansion, and network reconfiguration.

Additionally, security, integrity, and reliability have been designed into SPN to ensure that information is neither corrupted nor compromised. SPN communications are more secure than many normal telephone lines.

Verdisys Satellite Private Networks, or SPN, allow energy companies to control their production effectively by providing worldwide real-time access to information. SPN enables real-time Supervisory Control and Data Acquisition and provides a new opportunity for energy companies to automate functions that are currently manual. Applications include oil and gas exploration, production, refining, power distribution, and many other related energy management functions.

It is common practice today to gather much of the data involved in energy management manually. This is not only expensive but also causes a significant time lag in the availability of critical management information. Supervisory control also has many manual components that raise costs and cause companies to be unable to react quickly to problems or changing market conditions.

The local site utilizes Wi-Fi, a wireless Local Area Network (LAN) that provides high-speed data transmission at less than $300 average cost per connection. Wi-Fi is inherently flexible and does not incur the normal high wiring costs of a cable LAN. Internet connections are also used to provide maximum flexibility and to reduce costs.

Verdisys Satellite Private Networks



SPN provides uniform service levels, and is faster as well as more cost effective to deploy. SPN is also very flexible and easily accommodates site additions, relocations, bandwidth expansion, and network reconfiguration.

Secure encryption is used and the Wi-Fi implementation does not allow access to unauthorized users. SPN is based on industry standards such as TCP/IP and IEEE802.11b to lower implementation costs and to simplify the integration into existing systems.

Major Customers

Our current satellite services customers include Apache Corporation with 40 remote sites, British Petroleum with 9 remote sites and Noble Energy with 25 remote sites. Contracts are usually for hardware, backhaul, and 36 months of bandwidth. The Company is dependent upon a small number of customers which tend to be large companies with extensive remote operations. However, virtually any oil and gas producer, of which there are thousands, is a potential customer for our satellite services.

Market

There are an estimated 1.7 million petroleum wells that could benefit from the economics of Verdisys' high speed connectivity services. The Company's focus is serving the needs of oil and gas producers worldwide to control their production effectively and to enhance customer satisfaction by providing worldwide real-time access to information. This market for satellite services is very competitive with increasing pressure on margins as Verdisys' larger competitors offer services at substantially discounted prices. Verdisys attempts to compete against such competitors by addressing niche market needs and offering alternative solutions that solve customers' more difficult communication problems at more cost effective rates. Verdisys utilizes satellite, Wi-Fi and other wireless technology for the last mile of wellhead connectivity for these customers and focuses almost exclusively on the oil and gas market. The common denominator throughout is MPLS/ATM (Multiple Protocol Label Switching) network transport services.

Competition

The satellite communication industry is intensely competitive due to overcapacity, but the competition is less severe in the oil and gas producing sector. Other satellite services providers in the oil and gas industry include Petrocom, Stratus, and Caprock. Caprock and Stratus are focused on the top 5% of the market, particularly offshore platforms, and Petrocom is focused on the offshore market using a traditional wireless network. Our satellite services offer advantages over those services by:

- Customizing the provided service to better meet the customer's needs;
- Offering superior speed;
- Providing single vendor convenience; and
- Offering lower up-front infrastructure and operating costs.

Patents

On April 24, 2003 we entered into an agreement to license the Landers Horizontal Drilling Process, based on U.S. Patent Nos. 5,413,184, 5,853,056, and 6,125,949 relating to certain oil and gas well production enhancement techniques and devices and related trade secrets with the inventor and holder of the patents and trade secrets, Carl Landers. The license gives us exclusive rights to apply the technology in all of the U.S. (except for part of Colorado West of the Rockies, and Utah) and Canada to use the Landers Horizontal Drill and the related trade secrets. Mr. Landers also reserves the rights to certain applications in which he has a direct interest. The license terminates upon the expiration of the underlying patents, the earliest date being October 1, 2013. We amended the license on September 4, 2003, to provide for consideration to Mr. Landers of a fixed amount of $500 for every well drilled in which the Landers Horizontal Drill method is utilized, instead of the original 10% royalty payment, and 500,000 shares of our restricted common stock. In addition, in exchange for a reduction of the note payable associated with the license from $2,750,000 to $2,500,000, we issued an additional 125,000 shares of our restricted common stock and agreed to register the shares in a subsequent Registration Statement. Additionally, Mr. Landers was appointed as one of our directors for the duration of the license, subject to shareholder approval. He has since resigned his appointment.

We amended the license again in February 2004 when $1,695,000 of outstanding payment obligations to Mr. Landers for technology fees were waived in exchange for the issue of 300,000 common shares in Verdisys, Inc. and the payment of $100,000 in cash and the promise to pay $400,000 in cash prior to May 15, 2004. The final payment was made on May 14, 2004. The Company also agreed to register the 500,000 common shares previously granted in a subsequent Registration Statement.

The licensor retains some self use rights but may not compete with the licensee. Any improvements to the technology remain the sole property of the licensor but are provided to Verdisys without additional licensing fees.

The lateral drilling technology and related trade secrets are instrumental to our competitive edge in the oil and gas service industry. We are committed to protecting the technology. We cannot assure our investors that the scope of any protection we are able to secure for our license will be adequate to protect it, or that we will have the financial resources to engage in litigation against parties who may infringe on our exclusive license. We also can not provide our investors with any degree of assurance regarding the possible independent development by others of technology similar to that which we have licensed, thereby possibly diminishing our competitive edge.

Governmental Regulation

Our operations are subject to various local, state and federal laws and regulations intended to protect the environment. Our operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to our operations include those with respect to containment, disposal and controlling the discharge of any hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws protecting the environment have become more stringent in recent yeas, and may in certain circumstances impose "strict liability," rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws may expose us to liability for the conduct of, or conditions caused by, others, or for our acts, which were in compliance with all applicable laws at the times such acts were performed. Cleanup costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws could be substantial and could have a material adverse effect on our financial condition. Management believes that it conducts our operations in substantial compliance with all material federal, state and local laws as they relate to the environment. Although we have incurred certain costs in complying with environmental laws, such amounts have not been material to our financial results.

We depend on the demand for our products and services from oil and natural gas companies. This demand is affected by changing taxes, price controls and other laws relating to the oil and gas industry generally, including those specifically directed to oilfield operations. The adoption of laws curtailing exploration and development drilling for oil and natural gas in our areas of operation could also adversely affect our operations by limiting demand for our products and services. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing legislation regulations or enforcement.

Employees

As of December 31, 2003, we had less than 10 full-time employees. A new president and chief financial officer were brought into the Company in January 2004**.** We also utilize a number of independent contractors and consultants to assist us conducting the drilling operations, installing the telecommunications equipment, maintaining and supervising such services, and the like, in order to complement our existing work force, as needed from time to time. Our agreements with these independent contractors and consultants are usually short-term. We are not a party to any collective bargaining agreement with any employees, and believe relations with our employees, independent contractors and consultants are good.

Management's Discussion and Analysis or Plan of Operation

The following discussion does not purport to be complete and should be read in conjunction with the Financial Statements and Notes thereto included in this report. This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this report the words "anticipate," believe," "estimate," "expect" and similar expressions as they relate to our management or us are intended to identify such forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Historical operating results are not necessarily indicative of the trends in operating results for any future period.

Overview

On July 18, 2003, Reconstruction Data Group, Inc. and Verdisys merged with and into one another. The merger agreement with Verdisys called for us to be the surviving company. Immediately following the merger, our name changed to Verdisys, our articles of incorporation and bylaws remained in effect, the officers and directors of Verdisys became our officers and directors, each share of Verdisys' common stock was converted into one share of our common stock, and our accident reconstruction assets were sold. Additionally, Verdisys' historical financial statements replaced ours.

Financial Summary

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Verdisys incurred $307,533 in revenues and a net loss of $1,046,562 for the quarter ended June 30, 2004 as compared to revenues of $197,843 and net loss of $2,678,175 for the quarter ended June 30, 2003. Revenues increased as a result of an increase in lateral drilling activity for the quarter, which offset a decline in satellite service revenues. There were no comparable lateral drilling revenues in 2003 as the license to the Landers lateral drilling technology was acquired in April 2003. The Net Loss decreased as a result of lower selling, general and administration expenses ("SG&A") associated with a decrease in non-cash stock, stock option and warrant expense in the prior year quarter.

In January, 2004 the focused on small- to medium-sized independent oil and gas production companies seeking to enhance production from their existing fields in the U.S. and Canada. It also adopted a new business model that emphasizes a payment for services rather than production participation rights. To date, the Company has signed contracts with the following independent oil and gas companies; Amvest Osage, Blue Ridge Natural Gas Partners, U.S.Department of Energy, Enervest Operating, Maxim Energy and VJI Resources. Also as previously disclosed, Verdisys has redesigned its down-hole drilling equipment and is in the process of deploying the modified equipment into the field in order to improve the reliability of its drilling operations. The Company expects to continue such focus for the balance of fiscal year 2004.

Revenues

Lateral Drilling Services

Lateral Drilling Services' revenues were $152,504 and $0 for the three months ended June 30, 2004 and three months ended June 30, 2003, respectively. The increase in revenues for the quarter was primarily associated with revenues from the commencement of the Amvest Osage and Maxim Energy contracts and recovery of certain third party expenses from related parties.

Satellite Communications Services

Satellite Communication Services' revenues for the quarter ended June 30, 2004 were $155,049 compared to the quarter ended June 30, 2003 of $197,843. Revenue decreased in the quarter due to lower hardware sales of satellite equipment. As hardware is sold, Verdisys recognizes the revenue in the period it is delivered to the customer. The associated bandwidth revenue is amortized over the period benefited. Cash collected for bandwidth is recorded as deferred revenue. At June 30, 2004 there was $407,807 reflected in balance sheet as deferred revenue relating to Satellite Communications.

Net Loss

The Net Loss for the quarter ended June 30, 2004 decreased over the prior quarter primarily as a result of lower SG&A expenses associated with a decrease in non-cash stock, stock option and warrant expense in comparison to the prior year quarter.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Net Loss

The Net Loss for the six months ended June 30, 2004 increased compared to the prior six month period primarily as a result of higher SG&A expenses associated with the start up of the lateral drilling services business, an increase in management personnel, liquidated damages resulting from the failure to file a timely registration statement and non-cash compensation expense associated with the renegotiation of the Landers note payable, partly offset by debt forgiveness income.

Liquidity and Capital Resources

Capital Expenditures

There were no significant capital expenditures in the quarter.

Liquidity

As of June 30, 2004 the Company's cash balance was $166,948. As noted in the Independent Auditors Report (See Financial Note 2 to the December 31, 2003 Financial Statements) due to the continued substantial operating losses that the Company has incurred raises substantial doubt as to the Company's ability to continue as a going concern. The Company is in an early stage of development and is rapidly depleting its cash resources, therefore it has determined that it will need to raise additional financing in the short term to continue in operation and fund future growth. The Company has also incurred liquidated damages up to a cap of $400,000 related to the timing of providing registration rights for the private financing that it arranged in November 2003. If we are unable to finance the liquidated damages, this would have a material adverse effect on the Company. The Company is also subject to significant contingent liabilities as more fully described in the Notes to the Financial Statements. See Financial Note 8 to the June 30, 2004 Financial Statements and Financial Note 16 to the December 31, 2003 Financial Statements.

The Company currently plans to raise additional financing in the quarter ending September 30, 2004. The use of stock for currency in financing or making acquisitions may be heavily curtailed while the Company is under SEC investigation. (See Financial Note 16 to the December 31, 2003 Financial Statements) If we are unable to arrange new financing or generate sufficient revenue from new business arrangements, the Company will be unable to continue in its current form and will be forced to restructure or seek creditor protection.

Fiscal Year ended December 31, 2003

Financial Summary

Fiscal Year ended December 31, 2003 Compared to the Fiscal Year Ended December 31, 2002

We had $885,441 in revenues and $7,356,045 in net losses for the year ended December 31, 2003 as compared to $287,190 in revenues and $3,128,782 in net losses for the year ended December 31, 2002. The significant increase in revenues for the year ended December 31, 2003 was due to lateral drilling services utilizing our proprietary lateral drilling technology for which we commenced recognizing revenue in 2003. Initial start-up costs and low initial operating margins adversely affected total cost of services provided resulting in a negative gross margin of $717,228 for the year ended December 31, 2003. The deferral of a significant amount of revenue relating to the lateral drilling services that the Company is currently attempting to substantiate also had a negative effect on the gross margin for the year. The Company increased selling, general and administrative expenses for the year ended December 31, 2003 as it expanded its operations and incurred several non-recurring expenses. This contributed to significantly increased losses for the year. There were no comparable lateral drilling revenues in 2002 as the license to the proprietary lateral drilling technology was acquired in April 2003.

In January, 2004 the Company focused to small to medium size independent oil and gas production companies seeking to enhance production from their existing fields in the U.S. and Canada. It also adopted a new business model that emphasizes a payment for services rather than production participation rights. The Company expects to continue such focus for the balance of fiscal year 2004.

Revenues

Lateral Drilling Services(See Financial Notes 3 and 22)

Lateral Drilling Services' revenues were $465,194 and $0 for the year ended December 31, 2003 and the year ended December 31, 2002, respectively. During the fourth quarter, we drilled 7 wells located in the Monroe Field with our proprietary drilling rigs. These wells were drilled for two related party Companies, Energy 2000 NGC, Inc. (E2000) and Natural Gas Systems, Inc. (NGS) in the period from October, 2003 through December 2003 by a subcontractor utilizing the first of the Company's new drilling rigs. These services have been substantiated by the Company.

The Company also drilled an additional 6 wells for Energy 2000 and 29 wells for Edge Capital Group, Inc. in the second and third quarters of 2003. These additional wells were drilled by different third party subcontractors utilizing the Carl Lander's drilling rigs. The Company has not been able to substantiate whether the services, if any, were preformed. Consequently, no revenue has been recognized for the performance of these services. The Company continues to investigate whether it can substantiate and invoice for these services. Edge Capital Group, Inc. has paid the Company $497,000 for services performed which the Company has deferred recognition of at this time and Edge Capital is disputing whether the service was performed. No revenue was recognized relating to the Energy 2000 wells.

E2000 is a subsidiary of Berg McAfee Companies. Berg McAfee Companies beneficially owns 28.6% of our outstanding common stock   Additionally, Eric McAfee, 50 per cent co-owner of Berg McAfee Companies beneficially owns 0.7% of our outstanding common stock and Clyde Berg, 50 per cent co-owner of Berg McAfee Companies, beneficially owns 1.2% of our outstanding common stock; therefore, Messrs. McAfee and Berg have a total beneficial ownership of 30.4% of our outstanding common stock

In addition to the fee of $65,000 per well for our drilling services, we will receive an 80% interest in the net operating income from E2000's portion of the properties' income (the "E2000 Royalty") after E2000 has fully recovered all drilling service fees, capital expenditures, including the cost of acquiring the property, and related expenses incurred for all wells drilled as part of the contract. The E2000 Royalty will be calculated as 80% of the net lease after recovery by E2000 and/or its third party financing sources of E2000's costs related to the drilling services, including principal, interest, fees and costs for financing such drilling services, cost of acquisition of the lease, land owner royalties or other royalties to third parties other than E2000 or us, and field operating costs. Therefore, after completion of the re-development of the field, E2000 will secure for us an 80% listing with the gatherer for direct payment of net proceeds. It is not anticipated that we will receive any royalties from this agreement E2000 is an entity in which Mr. McAfee, co-owner of Berg McAfee Companies, and other affiliates have an 80% beneficial ownership interest.

Our revenue recognition policy with regards to drilling operations is to recognize revenue when collectibility is reasonably assured. We have determined that based upon our current contract with E2000, collectibility is reasonably assured when amounts outstanding are paid. Consequently, we have deferred any revenue associated with the contract with E2000 that has not been paid. During the year ended December 31, 2003, we signed an agreement with NGS to provide drilling services for a number of wells in the Delhi field in Louisiana. This contract was subsequently modified on January 27, 2004 by a new contract that negated any participation rights the Company had in the Delhi field and formalized a fee for service arrangement. In the year ended December 31, 2003, 2 wells were drilled for NGS for total revenue of $130,000. It is not anticipated that we will receive any royalties from this agreement. NGS is an entity in which Mr. McAfee, co-owner of Berg McAfee Companies, and other affiliates have a 23.0% beneficial ownership interest.

In April, 2003 the Company entered into a licensing agreement with Carl Landers for the exclusive rights to use Mr. Lander's proprietary lateral drilling technology in North America. The license required the payment of $2,750,000 in the form of a note plus interest at 8 percent. It also required the Company to pay Mr. Landers 10 percent of the net revenues from services utilizing the lateral drilling technology. The Company amended lateral drilling license agreement with Carl Landers in August, 2003. Mr. Landers agreed to retroactively eliminate the royalty fees of 10% of the net revenues on our lateral drilling, in exchange for 500,000 shares of our restricted common stock plus a flat fee of $500 per well drilled. The parties also agreed to amend a certain term of the license regarding the expiration dates associated with the patents to the lateral drilling technology. We capitalized $2,275,000 associated with the 500,000 shares issued and are amortizing the amounts associated with the license over a period of 14 years. In July 2003, we exchanged 125,000 shares of our restricted common stock for a reduction of $250,000 to the principal balance of the note payable to Mr. Landers. Pursuant to our license agreement with Mr. Landers, we were scheduled to pay Mr. Landers $500,000 on December 31, 2003. In February, 2004 the license with Mr. Landers was further amended to require the balance of any sums outstanding relating to the note would be paid in the form of 300,000 shares of common stock, immediate payment of $100,000 and a final payment of $400,000 on or before May 15, 2004. The final payment was made on May 14, 2004. In addition the Company agreed to register the 500,000 common shares previously granted in its next Registration Statement. (See Financial Note 5)

Satellite Communications Services

Satellite Communication Services' revenues for the year ended December 31, 2003 were $419,247 compared to the year ended December 31, 2002 of $287,190. This increase for the year was primarily related to the first full year of service to our largest customer, Apache Corporation, and the large order from Noble Energy. As hardware is sold, the Company recognizes the revenue in the period it is delivered to the customer. The bandwidth revenue is amortized over the period benefited. Cash collected for bandwidth is recorded as deferred revenue. At December 31, 2003, there was $271,485 reflected in the balance sheet as deferred revenue relating to Satellite Communication Services.

Net Loss

The net loss for the year ended December 31, 2003 increased to $7,356,045 from $3,128,782 for the year ended December 31, 2002. The increased loss was due to significant increase in selling, general and administrative expenses as the Company built its lateral drilling business and negative gross margins realized from both its lateral drilling and satellite communications businesses.

The level of selling, general and administrative expenses in 2003 was $6,638,817 compared to $3,139,518 in 2002. Several major non-recurring items were incurred during 2003 for a total of $5,843,518. This was composed of $3,468,650 for stock for service, option, and warrant expenses (see Financial Note 13); $1,000,000 for compensation to a related party (see Financial Note 19); $620,000 for the payment of an option to purchase a gas field and related costs (see Financial Note 20); and $300,000 for a guarantee of third party debt (see Financial Note 8); In addition to the non-recurring items, legal expenses increased to $496,628 in 2003 from $1,337 in 2002 due to an abnormally high level of legal activity last year.

Liquidity and Capital Resources

Capital Expenditures

The Company ordered four new lateral drilling rigs during the year ended December 31, 2003 to support its new lateral drilling business. This was the Company's only significant capital expenditure. As of December 31, 2003 the Company had taken receipt of two of the rigs and took delivery of the two additional rigs in January, 2004.

Liquidity

As of December 31, 2003 the Company's cash balance was $1,373,627. As noted in the Independent Auditors Report (See Financial Note 2) due to the continued substantial operating losses that the Company has incurred raises substantial doubt as to the Company's ability to continue as a going concern. The Company is in an early stage of development and is rapidly depleting its cash resources, therefore it has determined that it will need to raise additional financing in the short term to continue in operation and fund future growth. The Company is incurring liquidated damages up to a cap of $400,000 related to the timing of providing registration rights for the private financing that it arranged in November 2003. If we are unable to restructure the scheduled technology payment or financing and associated damages, this would have a material adverse effect on the Company.

The Company currently plans to raise additional financing in the quarter ending June 30, 2004. The use of stock for currency in financing or making acquisitions may be heavily curtailed while the Company is under SEC investigation. (See Financial Note 16) If we are unable to arrange new financing or generate sufficient revenue from new business arrangements, the Company will be unable to continue in its current form and will be forced to restructure or seek creditor protection.

In July and August 2003, the Company sold 609,000 shares of our restricted common stock at $2.00 per share in a private placement for total proceeds of $1,218,000 gross. In the absence of an effective registration statement, the shares can be sold pursuant only to some exception from registration such as Rule 144 of the Securities Act which requires, among other conditions, that the shares must be held for a minimum of one year. Fees associated with the placement consisted of $19,000 in cash, 39,400 shares of our restricted common stock and warrants to purchase 9,501 shares of our common stock at $2.00 per share. In connection with the offering, the Company issued 9,501 warrants for the purchase of our common stock at a price of $2.00 per share to certain principals of the investment bank that assisted us with the offering. The warrants may be exercised at any time prior to September 5, 2008 by paying cash at the warrant price. Prior to us filing a registration statement, such warrants may be exercised by surrendering such number of shares of our common stock received upon exercise of the warrants with a current market price equal to the warrant price.

The Company's only outstanding debt is to Mr. Landers for the note related to the license of his technology. The Company has guaranteed $300,000 of third party debt during 2003. (See Financial Note 8)

On October 24, 2003, we sold 833,333 shares of our restricted common stock at a purchase price of $6.00 per share for a total purchase price of $5,000,000. In the absence of an effective registration statement, the shares can be sold pursuant only to some exception from registration such as Rule 144 of the Securities Act which requires, among other conditions, that the shares must be held for a minimum of one year. We have paid fees associated with this sale totaling $420,000 resulting in net proceeds to us of $4,580,000.

The subscription agreement for the sale also confers registration rights to the purchaser for all of the common stock purchased in this transaction and an additional 300,000 shares of our common stock purchased by the same purchaser from Dr. Joe Penbera, our director, in a prior unrelated private transaction. The purpose of this offering was to provide additional operating capital to assist us in fulfilling our current commitments and expanding our operations.

In November 2003, the Company purchased an exclusive option whereby for a specific time period the Company could decide to purchase a large natural gas field with significant current gas production. The option required the Company to pay a non-refundable deposit of $500,000, and incur fees to date of $120,000 associated with the transaction. The Company did not purchase the natural gas filed prior to the expiration of the option in November 2003 resulting in a forfeiture of our deposit. (See Financial Note 20)

Restatement of Second and Third Quarters of 2003

Verdisys, Inc. has restated its second and third quarter of 2003 financial results to reverse the effects of certain revenues that could not be substantiated and to reclassify a software impairment expense to compensation (see Financial Notes 19 and 22).

Research and Development, Patents and Licenses

The Company believes that its future success depends on the ability to effectively utilize the lateral drilling technology obtained in a license granted by Mr. Landers. See "Patents" in the Description of Property section of this prospectus.

Description of Property

Office Facilities

Verdisys recently relocated its office to 14550 Torrey Chase Boulevard, Suite 330, Houston, Texas. The Company's lease is for twelve (12) months at $2,800 per month. The Company terminated its prior lease in The Woodlands, Texas, effective August 6, 2004. Rent expense was $42,325 and $47,627 in 2003 and 2002, respectively.

Verdisys' prior office was in Houston, Texas. The offices for 2001 and part of 2002 were in Aliso Viejo, California. The Aliso Viejo lease was for $1,800 per month and expired August 2002. The Houston office was in the home of an employee on a monthly basis for $900 per month through August 2002. In September 2002, Verdisys signed a 13-month office lease for $1,483 per month. Future minimum lease payments under the lease as of December 31, 2002 were $13,343 in 2003.

Property and Equipment

Property and equipment consisted of the following at December 31, 2003:

Description	Life	Amount
Lateral drilling equipment	5 years	$ 427,420
Computer equipment	3 years	56,949
Office furniture and equipment	7 years	20,712
		505,081
Less: accumulated depreciation		(65,714)
		$ 439,367

The primary plant and equipment of Verdisys, Inc. are four mobile lateral drilling units, which can be driven to oil and gas fields throughout North America. Lateral drilling equipment consists of heavy trucks mounted with high powered water compressors, flexible hose and other assorted downhole equipment which is used to conduct the lateral drilling process with high pressure jetting technology. Verdisys, Inc. also maintains certain satellite communication and computer equipment at its home office.

Insurance

Our operations are subject to hazards inherent in the oil and gas industry, such as accidents, blowouts, explosions, craterings, fires and oil spills. These conditions can cause:

   a)   personal injury or loss of life
   b)   damage to or destruction of property, equipment and the environment
   c)   suspension of operations

In addition, claims for loss of oil and gas production and damage to formations can occur in the well service industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims.

We maintain insurance coverage that we believe to be customary in the industry against these hazards. However, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, our insurance is subject to coverage limits and some policies exclude coverage for damages resulting from environmental contamination. The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a materially adverse effect on our financial condition and results of operations.

Patents, Trademarks and other Intellectual Property

On April 24, 2003 we entered into an agreement to license the Landers Horizontal Drilling Process, based on U.S. Patent Nos. 5,413,184, 5,853,056, and 6,125,949 relating to certain oil and gas well production enhancement techniques and devices and related trade secrets with the inventor and holder of the patents and trade secrets, Carl Landers. The license gives us exclusive rights to apply the technology in all of the U.S. (except for part of Colorado West of the Rockies, and Utah) and Canada to use the Landers Horizontal Drill and the related trade secrets. Mr. Landers also reserves the rights to certain applications in which he has a direct interest. The license terminates upon the expiration of the underlying patents, the earliest date being October 1, 2013. We amended the license on September 4, 2003, to provide for consideration to Mr. Landers of a fixed amount of $500 for every well drilled in which the Landers Horizontal Drill method is utilized, instead of the original 10% royalty payment, and 500,000 shares of our restricted common stock. In addition, in exchange for a reduction of the note payable associated with the license from $2,750,000 to $2,500,000, we issued an additional 125,000 shares of our restricted common stock and agreed to register the shares in a subsequent Registration Statement. Additionally, Mr. Landers was appointed as one of our directors for the duration of the license, subject to shareholder approval. He has since resigned his appointment.

We amended the license again in February 2004 when $1,695,000 of outstanding payment obligations to Mr. Landers for technology fees were waived in exchange for the issue of 300,000 common shares in Verdisys, Inc. and the payment of $100,000 in cash and the promise to pay $400,000 in cash prior to May 15, 2004. The final payment was made on May 14, 2004. The Company also agreed to register the 500,000 common shares previously granted in a subsequent Registration Statement.

The licensor retains some self use rights but may not compete with the licensee. Any improvements to the technology remain the sole property of the licensor but are provided to Verdisys without additional licensing fees.

The lateral drilling technology and related trade secrets are instrumental to our competitive edge in the oil and gas service industry. We are committed to protecting the technology. We cannot assure our investors that the scope of any protection we are able to secure for our license will be adequate to protect it, or that we will have the financial resources to engage in litigation against parties who may infringe on our exclusive license. We also can not provide our investors with any degree of assurance regarding the possible independent development by others of technology similar to that which we have licensed, thereby possibly diminishing our competitive edge. See 'Risk Factors.'

Certain Relationships and Related Transactions

Energy 2000 and Natural Gas Systems

In April 2003, Verdisys signed a drilling service contract with Energy 2000 NGC, Inc. of Louisiana ("Energy 2000"), whereby Energy 2000 would have paid Verdisys a minimum of $1,800,000 for lateral drilling of 45 wells. This contract was for a fixed amount due to Verdisys, dependent upon the number of wells serviced and offshoot lateral bores drilled. In addition, Verdisys would receive an 80 percent interest in the net operating income after payback from these properties and also be reimbursed for 20 percent of its field costs. In September, 2003 Verdisys entered into another contract with Energy 2000 for an additional 57 wells with terms similar to the original contract. These contracts have been suspended for lack of payment.

In September 2003, Verdisys signed a drilling service contract with Natural Gas Systems, Inc. ("NGS"), whereby NGS would have paid Verdisys a minimum of $7,800,000 for lateral drilling of 120 wells. This contract was for a fixed amount with the total price dependent upon the number of wells serviced and offshoot lateral bores drilled. In addition, Verdisys would receive a 70 percent interest in the net operating income after payback from these properties. This contract has been renegotiated in February 2004 for a reduced number of wells but with an initial four well commitment.

Energy 2000 is a subsidiary of Berg McAfee Energy, LLC, which is a wholly owned subsidiary of Berg McAfee Companies. Natural Gas Systems is an independent company with substantial shareholdings owned by Eric McAfee, a 50 per cent owner of Berg McAfee Companies and former Director of Verdisys, and Berg McAfee Companies. They are beneficially owned 80% and 23% respectively by Berg McAfee or Eric McAfee personally.

Verdisys billed $666,250 and $153,960 to Energy 2000 and NGS, respectively, for services performed in 2003. Verdisys received $397,500 and $130,000, respectively. However, for Energy 2000 Verdisys has inadequate documentation to substantiate whether some of the services were performed. For Energy 2000, Verdisys was able to substantiate $328,750 of revenue leaving $68,750 in deferred revenue. Because of the uncertainty of collection, all services not collected are deferred. As of December 31, 2003, deferred revenues total $92,710.

Lateral drilling services for these two customers ceased in December 2003 because of a change in Verdisys management, and are expected to resume for NGS in the second quarter of 2004.

Software Purchase

In April 2003, Verdisys issued 2,000,000 shares of common stock for what management believed was satellite communications management software pursuant to an asset purchase agreement with a related party. Management in place as of August 2003 maintained the software was not useful and impaired it as of June 30, 2003. In early 2004, following an internal investigation, new management determined that the agreement is likely subject to rescission. Verdisys is evaluating its options to rescind the agreement and cancel the shares issued. The majority shareholder of Verdisys and former director, who was also a principal to the counterparty in the transaction, acquired 11.5% of the 2,000,000 shares.

Additional Transactions

In December 2003, Verdisys granted 500,000 options to purchase Verdisys common stock to the chairman and interim CEO. The options expire in 10 years, have an exercise price of $9.55 based upon price at date of grant. 50,000 vested immediately, 50,000 were performance options and did not vest, and the remaining 400,000 options vest evenly over 12 months in 2004.

Verdisys had a consulting agreement with its current majority stockholder for $10,000 per month through April 30, 2005, with $120,000 due during 2004 and $40,000 in 2005. $0 was accrued and unpaid under this agreement as of December 31, 2003. This agreement was cancelled with two months notice in February, 2004 effective upon the resignation of the director.

In April 2002, Verdisys entered into a three-year employment agreement with its then CEO. The base salary under the agreement was $250,000 per year with quarterly performance bonuses and 2,000,000 stock options granted in 2002 and exercisable at $.10 per share and vesting quarterly over a two-year period. $400,000 and $175,000 in expense was incurred in 2002 relating to the vested portion of these options and unpaid salary, respectively. In November 2002, this CEO resigned. In 2003 Verdisys agreed to pay accrued salary of $204,320 in cash of which $161,306 was paid as of December 31, 2003 and the balance is accrued as of December 31, 2003.

Effective May, 2004, a group comprised primarily of directors and officers of the Company loaned to Verdisys an aggregate of $185,000. The notes are evidenced by a promissory note with a term of one year and an interest rate of eight percent (8%) per annum. In connection with the loans, the directors and officers received immediately exercisable warrants to purchase 37,000 shares of common stock of the Company at a exercise price of $2.00 per share. The warrants have a one year term.

Market for Common Equity and Related Stockholder Matters

Our common stock was listed for trading on the OTC Bulletin Board on January 13, 2003 under the symbol "RDGI," but active trading in our common stock did not begin until May 2, 2003. After the consummation of the merger between us and Verdisys, our common stock commenced trading on the OTC Bulletin Board on July 18, 2003 under the symbol "VDYS." On March 10, 2004 trading was halted until March 24, 2003 when trading resumed on the Pink Sheets as "VDYS.PK" The following table sets forth, for the periods indicated, the high and low prices of a share of our common stock as reported on the OTC Bulletin Board since active trading began on May 2, 2003 or on the Pink Sheets since March 24, 2004. The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	HIGH	LOW
2003		
Second Quarter (from May 2, 2003)	$ 1.72	$ 1.53
Third Quarter	$ 6.32	$ 5.65
Fourth Quarter	$ 11.03	$ 10.14
2004		
First Quarter	$ 9.54	$ 3.35
Second Quarter	$ 4.75	$ 1.50

The company has never paid cash dividends. At present, the company does not anticipate paying any dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of the company's business.

Holders

As of August 19, 2004, Verdisys, Inc. had 31,373,777 shares of common stock issued and outstanding and held by approximately 782 shareholders.

Executive Compensation

Compensation of Executive Officers

Information about two of our executive officers, Dr. Robinson, Chairman of our Board and interim CEO, and Mr. Wilson, Vice President of Finance and Treasurer may be found above under the caption entitled "Directors, Executive Officers and Control Persons" as those officers remain our executive officers. David Mauz served as our COO from June 2003 until January 2004, when David Adams became our COO. Mr. Wilson served as CFO from April 2003 to January 2004 when Mr. O'Keefe became CFO. The information below includes information about Mr. Mauz because he acted as executive officer during part of 2003.

Compensation Summary

The following table provides certain summary information concerning compensation paid or accrued during the last year to our Chairman of the Board and current interim CEO, our former President and CEO, and other officers who had compensation in excess of $100,000 during the last fiscal year (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Award(s)		Payouts	
Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Ronald J. Robinson	2003	70,000				700,000		
Chairman of the Board	2002	0				50,000		
Interim CEO	2001	0				200,000		
Andrew G. Wilson	2003	83,500	10,000			780,000		
Vice President Finance	2002	0						
	2001	0						
David M. Mauz	2003	139,667	10,000					
Former COO	2002	40,608				1,000,000		
	2001	50,765				400,000		

[1] During the periods indicated, perquisites for each individual named in the Summary Compensation Table aggregated less than 10% of the total annual salary and bonus reported for such individual in the Summary Compensation Table. Accordingly, no such amounts are included in the Summary Compensation Table.

OPTION GRANTS IN 2003

Name	Number of Securities Underlying Options Granted	Percent of Total Granted to Employees in Fiscal Year	Exercise Price	Market Price on Date of Grant	Expiration Date
Ronald J. Robinson	200,000	29%	$0.10	$0.50	2013
	500,000	71%	$9.55	$9.55	2013
Andrew G. Wilson	780,000	100%	$0.10	$0.50	2013
David C. Mauz	0	N/A	N/A		

The preceding table provides certain information with respect to options granted to our Named Executive Officers named in the Summary Compensation Table during the fiscal year ended December 31, 2003 under our stock option plan:

**AGGREGATED OPTION EXERCISES IN 2003
AND OPTION VALUES AT DECEMBER 31, 2003**

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options Held at December 31, 2003		Value of Unexercised In-The-Money Options Held at December 31, 2003	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald J. Robinson	300,000		150,000	550,000	$ 784,000	$ 784,000
Andrew G. Wilson	25,208		145,833	598,959	$1,143,330	$ 4,695,839
David C. Mauz	444,222		203,778	752,000	$1,597,620	$ 5,895,680

Note:

Value of Unexercised In-The-Money Options Held at December 31, 2003 computed based on the difference between aggregate fair market value and aggregate exercise price. The fair market value of our common stock on December 31, 2003 was $7.94, based on the closing price on the OTC Bulletin Board on December 31, 2003.

The preceding table sets for the information concerning option exercises and the value of unexercised options held by our Named Executive Officers named in the Summary Compensation Table as of the end of the last fiscal year.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2003 regarding compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities shown in first column)
Equity compensation plans approved by shareholders[1]			
Equity compensation plans not approved by shareholders	8,000,000	$ 0.10	3,887,624
Total	8,000,000	$ 0.10	3,887,624

[1] Consists of shares of our common stock issued or remaining available for issuance under our stock option plan.

Employments Agreements

Ronald J. Robinson

In July 2003, we entered into an advisory agreement with Dr. Robinson, and we amended the agreement in December 2003. Pursuant to the agreement, as amended, Dr. Robinson agreed to serve as our interim President and CEO until a suitable replacement is found. For his services as interim President and CEO, he received an option to purchase 500,000 shares of our common stock pursuant to a 12 month vesting schedule (except with respect to 50,000 shares that were tied to certain revenue milestones for the fourth quarter of 2003 and which milestones were not met), and he receives monthly compensation of $20,000 and a monthly office allowance of $2,500. Dr. Robinson also serves as Chairman of the Board. In January 2004, David Adams was selected to serve as President thus terminating Dr. Robinson's service as interim President.

David M. Adams

In January 2004, we entered into an employment agreement with David Adams. The term of the agreement is for one year, and it may be renewed at the pleasure of both parties. Pursuant to the agreement, Mr. Adams serves as our President and COO in exchange for a base salary of $185,000 per year. Mr. Adams also received an option to purchase 150,000 shares of common stock to vest quarterly over the initial term of the employment agreement. Mr. Adams also received a signing bonus in the amount of $50,000 on the effective date of the employment agreement, and is also entitled to participate in an annual incentive compensation program of the company with a potential bonus being up to fifty percent of his base salary.

John O'Keefe

In January 2004, we entered into an employment agreement with John O'Keefe. The term of the agreement is for one year, and it may be renewed at the pleasure of both parties. Pursuant to the agreement, Mr. O'Keefe serves in the position of Executive Vice President and Chief Financial Officer in exchange for a base annual salary of $175,000 for the first twelve months of his employment. Mr. O'Keefe also received an option to purchase 80,000 shares of common stock to vest quarterly over the initial term of the employment agreement. Mr., O'Keefe received a one time payment of $40,000 as a sign-on bonus and will be included in the company's Executive Compensation Program whereby senior management are eligible to receive annual bonuses of up to 50% of their base compensation.

Andrew G. Wilson

In June 2003, we entered into an employment agreement with Andrew Wilson, and we amended the agreement in October 2003. The term of the agreement is for three years, and it may be renewed at the pleasure of both parties. Pursuant to the agreement, Mr. Wilson served as our CFO in exchange for a base salary of $150,000 per year for the first 12 months, $180,000 per year for the second 12 months, and $210,000 per year for the third 12 months. Mr. Wilson also received an option to purchase 500,000 shares of common stock scheduled to vest over a 60 month period. In January 2004, Mr. Wilson accepted appointment as Vice President of Finance and Treasurer.

David C. Mauz

In June 2003, we entered into an employment agreement with David Mauz, and we amended the agreement in October 2003. The term of the agreement is for three years, and it may be renewed at the pleasure of both parties. Mr. Mauz served as our COO in exchange for a base salary of $140,000 per year for the first 12 months, $170,000 per year for the second 12 months, and $200,000 per year for the third 12 months. Mr. Mauz also received an option to purchase 1,000,000 shares of common stock scheduled to vest over a 60 month period. In January 2004, with the appointment of David Adams as President and COO, Mr. Mauz' service in that capacity was terminated, and he assumed the position of Manager, Satellite Operations. Mr. Mauz has since left the Company.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

The Board of Directors of Verdisys, Inc. approved a change in accounting firm as of September 25, 2003, dismissing the prior accounting firm and engaging the new accounting firm as of that date.

Verdisys, Inc. elected to change from the accounting firm of:

> Cordovano and Harvey, P.C.
> 201 Steele Street, Suite 300
> Denver, Colorado

To the accounting firm of:

> Malone & Bailey, PLLC
> 2925 Briar Park, Suite 930
> Houston, Texas

The company's management believes the new auditing accounting firm will provide quality service in a timely manner.

The new accounting firm was not consulted prior to engagement on any specific accounting matter either completed or proposed.

Verdisys, Inc. has never had nor anticipates having, nor had during the two most recent fiscal years or any subsequent interim period preceding the date of change any disagreements with accountants on matters of accounting, financial disclosure, matter of accounting principles or practices, or auditing scope or procedure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election.

The financial statements audited by the principal accountant for the past two years do not contain an adverse opinion or disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and shares of our common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all aspects by such reference.

We are subject to the information requirements of the Exchange Act of 1934, as amended ("Exchange Act"); therefore, we file reports and other information with the SEC. You can inspect and copy the reports and other information that we file at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the sec at 1800-SEC-0330 for further information on the Public Reference Rooms.   The SEC also makes electronic filings publicly available on its web site at www.sec.gov.

Our common stock is traded on the Pink Sheets under the symbol "VDYS.PK." Certain information and reports of ours are also available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

Financial Statements

Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Verdisys, Inc.
The Woodlands, Texas

We have audited the accompanying balance sheet of Verdisys, Inc. as of December 31, 2003 and the related statements of operations, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of Verdisys' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verdisys, Inc. as of December 31, 2003 and the results of its operations and cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Verdisys will continue as a going concern. As discussed in Note 2 to the financial statements, Verdisys suffered recurring losses from operations and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas

April 2, 2004

VERDISYS, INC.

BALANCE SHEET
December 31, 2003

ASSETS

Current Assets

Cash	$	1,373,627
Accounts receivable, net of allowance for doubtful accounts of $50,000		140,146
Accounts receivable from related parties		23,960
Total Current Assets		1,537,733
Property and equipment, net of accumulated depreciation of $65,714		439,367
License, net of accumulated amortization of $195,811		4,829,189
Deposits on two new rigs		340,000
Total Assets	$	7,146,289

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$	320,687
Accrued expenses		472,456
Related party deferred revenues		92,710
Deferred revenue		639,440
Customer deposit		68,282
Guarantee of third party debt		300,000
Notes payable on license to related party		1,651,240
Total Current Liabilities		3,544,815
Long Term Liabilities		
Deferred revenue, less current portion		129,045
Total Liabilities		3,673,860

Commitments & Contingencies

Stockholders' Equity

Common Stock, $.001 par value, 50,000,000 shares authorized, 29,627,265 shares issued and outstanding		29,586
Additional paid-in capital		21,743,321
Accumulated deficit		(18,300,519)
Total Stockholders' Equity		3,472,429
Total Liabilities and Stockholders' Equity	$	7,146,289

The accompanying notes are an integral part of these financial statements.

VERDISYS, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2003 and 2002

	2003	2002
Revenue		
Satellite Services		
Third parties	$ 419,247	$ 287,190
Drilling Services		
Third parties	7,444	
Related parties	458,750	
Total Revenue	885,441	287,190
Cost of Services Provided		
Satellite Services		
Third parties	588,498	276,454
Drilling Services		
Third parties	787,560	
Related parties	226,611	
Total Cost of Services Provided	1,602,669	276,929
Gross Margin (Loss)	(717,228)	10,736
Selling, general & administrative	5,669,538	3,002,470
Depreciation and amortization	219,692	11,380
Bad debts	172,003	9,368
Debt forgiveness income	(460,235)	
Gain on sale of property	(120,000)	
Interest income	(417)	(21)
Interest expense	1,158,236	116,321
Total expenses	6,638,817	3,139,518
NET LOSS	$ (7,356,045)	$ (3,128,782)
Basic and diluted net loss per share	$ (.33)	$ (.23)
Weighted average shares outstanding	22,180,185	13,553,139

The accompanying notes are an integral part of these financial statements.

VERDISYS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2003

	Shares	Amount	Shares	Amount
Balances, December 31, 2001	650,000	$ 325,000	13,553,139	$ 13,553
Series B preferred stock issued for cash	760,000	380,000		
Options issued for services				
Warrants issued for services				
Warrants issued for interest				
Net loss				
Balances, December 31, 2002	1,410,000	705,000	13,553,139	13,553
Series B preferred stock exchanged for common stock	(1,410,000)	(705,000)	1,410,000	1,410
Stock issued for:				
Cash, net of fundraising costs			2,740,733	2,741
Services			4,679,194	4,679
Accounts payable			33,333	33
Notes payable and accrued interest			2,890,688	2,891
Cash exercise of warrants and options			1,995,178	1,995
Cashless exercise of warrants for note payment			200,000	200
Note payment on lease			125,000	125
Reduction of royalty			500,000	500
RDGI merger			1,500,000	1,500
Fair value of options and warrants issued for services				
Contribution to capital				
Net Loss				
Balances, December 31, 2003	-	$ -	29,627,265	$ 29,627

The accompanying notes are an integral part of these financial statements.

VERDISYS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2003

	Paid-In Capital	Retained Deficit	Totals
Balances, December 31, 2001	$ 5,300,833	$ (7,815,692)	$ (2,176,306)
Series B preferred stock issued for cash			380,000
Options issued for services	401,291		401,291
Warrants issued for services	392,000		392,000
Warrants issued for interest	4,800		4,800
Net loss		(3,128,782)	(3,128,782)
Balances, December 31, 2002	6,098,924	(10,944,474)	(4,126,997)
Series B preferred stock exchanged for common stock	703,590		-
Stock issued for:			
Cash, net of fundraising costs	6,559,409		6,562,150
Services	1,619,660		1,624,339
Accounts payable	16,633		16,666
Notes payable and accrued interest	1,503,299		1,506,190
Cash exercise of warrants and options	366,820		368,815
Cashless exercise of warrants for note payment	19,800		20,000
Note payment on lease	249,875		250,000
Reduction of royalty	2,274,500		2,275,000
RDGI merger	(1,500)		-
Fair value of options and warrants issued for services	1,844,311		1,844,311
Contribution to capital	488,000		488,000
Net Loss		(7,356,045)	(7,356,045)
Balances, December 31, 2003	$ 21,743,321	$(18,300,519)	$ 3,472,429

The accompanying notes are an integral part of these financial statements.

VERDISYS, INC.

STATEMENT OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net loss	$ (7,356,045)	$ (3,128,782)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for services	1,624,339	
Issuance of options and warrants for services	1,844,311	793,291
Issuance of stock options for interest expense		4,800
Depreciation and amortization	219,692	11,380
Debt forgiveness income	(460,235)	
Guarantee of third party debt	300,000	
Gain on sale of property	(120,000)	
Bad debts	172,003	9,368
Changes in:		
Accounts receivable	(201,747)	47,490
Accounts receivable – related party	(23,960)	
Employee advances	42,620	(42,620)
Accounts payable	(277,755)	1,099,557
Accrued expenses	(171,815)	687,435
Deferred revenue	724,648	136,547
Customer deposit	68,282	
Net Cash Used In Operating Activities	(3,615,662)	(381,534)
Cash Flows From Investing Activities		
Purchase of property and equipment	(459,493)	(5,286)
Cash payments for license	(100,000)	
Proceeds from sale of property	120,000	
Deposit on purchase of two (2) new rigs	(340,000)	
Loan to third party	(100,000)	
Net Cash Used In Investing Activities	(879,493)	(5,286)
Cash Flows From Financing Activities		
Proceeds from sales of common stock	6,562,150	
Proceeds from exercise of options and warrants	368,815	
Proceeds from notes payable to stockholders	50,000	3,558
Payments on notes payable to stockholders	(363,558)	
Payments on note payable related to license	(748,760)	
Proceeds from sales of preferred stock		380,000
Net Cash Provided By Financing Activities	5,868,647	383,558
Net change in cash	1,373,492	(3,262)
Cash at beginning of year	135	3,397
Cash at end of year	$ 1,373,627	$ 135
Cash paid during the year for:		
Interest	$ 176,240	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Business. Verdisys, Inc. ("Verdisys") was formed in California on April 7, 1999 as TheAgZone, Inc. In January 2001 the name was changed to Verdisys, Inc. In May 2001, Verdisys began selling secure intra-company and wide-area network satellite communications systems to energy companies to manage distant oil and gas producing wells, power distribution and other equipment sites by remote computer control.

In June 2003, Verdisys began selling a lateral drilling technique using high pressure water jetting for the enhancement and production of oil and gas reserves using licensed technology acquired in April 2003.

On July 18, 2003, Verdisys signed an Agreement and Plan of Merger with Reconstruction Data Group, Inc. (RDGI), a publicly-reporting inactive entity. The shareholders of Verdisys received 25,202,539 shares of RDGI in exchange for all of the 25,202,539 shares of Verdisys then outstanding. Verdisys became a wholly-owned subsidiary of RDGI. As of that transfer, Verdisys shareholders owned 94.4% of the outstanding stock of the combined entity.

Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year for comparative purposes.

Management estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition. All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable and collectibility is reasonably assured. Revenue is derived from sales of satellite hardware, satellite bandwidth, satellite service and lateral drilling services. Revenue from satellite hardware is recognized when the hardware is installed. Revenue from satellite bandwidth is recognized evenly over the term of the contract. Revenue from satellite service is recognized when the services are performed. Verdisys provides no warranty but sells commercially obtained 3 to 12 month warranties for satellite hardware. Verdisys has a 30 day return policy. Revenue for lateral drilling services is recognized when the services are performed and collectibility is reasonably assured and when collection is uncertain, revenue is recognized when cash is collected.

Allowance for Doubtful Accounts. Bad debt expense is recognized based on management's estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

Property and equipment is valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are three to seven years.

Impairment of Long-Lived Assets. Verdisys reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Verdisys assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

NOTES TO FINANCIAL STATEMENTS

Stock options and warrants. Verdisys accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. Verdisys accounts for stock options and warrants issued to employees under the intrinsic value method. Under this method, Verdisys recognizes no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrant is greater than or equal to the fair market value of the stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if Verdisys had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2003	2002
Net loss as reported	$(7,356,045)	$(3,128,782)
Less: stock based compensation determined under fair value-based method	(828,737)	-
Pro forma net loss	$(8,184,782)	$(3,128,782)
Basic and diluted net loss per common share:		
As reported	$(.33)	$(.23)
Pro forma	(.37)	(.23)

The weighted average fair value of the stock options granted during 2003 and 2002 was $7.30 and $.50, respectively. Variables used in the Black-Scholes option-pricing model include (1) 1.5% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is zero, and (4) zero expected dividends.

Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying tax rates in effect in years in which the differences are expected to reverse.

Basic and diluted earnings per share. Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. There were no dilutive securities during the periods presented.

Recently issued accounting pronouncements. Verdisys does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

NOTE 2 – GOING CONCERN

As shown in the accompanying financial statements, Verdisys incurred recurring net losses of $7,356,045 and $3,128,782 in 2003 and 2002, respectively, has an accumulated deficit of $18,258,759 and a working capital deficit of $1,837,467 as of December 31, 2003. These conditions create an uncertainty as to Verdisys' ability to continue as a going concern. Management is trying to raise additional capital through sales of common stock or convertible instruments as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if Verdisys is unable to continue as a going concern.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – RELATED PARTY ACCOUNTS RECEIVABLE AND REVENUES

In April 2003, Verdisys signed a drilling service contract with Energy 2000 NGC, Inc. of Louisiana ("Energy 2000"), whereby Energy 2000 would have paid Verdisys a minimum of $1,800,000 for lateral drilling of 45 wells. This contract was a fixed amount due to Verdisys dependent upon the number of wells drilled and offshoot lateral bores drilled. In addition, Verdisys would receive an 80 percent interest in the net operating income after payback from these properties and also be reimbursed for 20 percent of its field costs. In September, 2003 Verdisys entered into another contract with Energy 2000 for an additional 57 wells with terms similar to the original contract. This contract was suspended for lack of payment.

In September 2003, Verdisys signed a drilling service contract with Natural Gas Systems, Inc. ("NGS"), whereby NGS would have paid Verdisys a minimum of $7,800,000 for lateral drilling of 120 wells. This contract was a fixed amount due to Verdisys dependent upon the number of wells drilled and offshoot lateral bores drilled. In addition, Verdisys would receive a 70 percent interest in the net operating income after payback from these properties. This contract was renegotiated in February 2004 to a smaller agreement with an initial four well commitment and removed the Verdisys' rights to post-production.

Energy 2000 is a subsidiary of Berg McAfee Energy, LLC, which is a wholly owned subsidiary of Berg McAfee Companies. Natural Gas Systems is an independent company with substantial shareholdings owned by Eric McAfee, a 50 per cent owner of Berg McAfee Companies and former Director of Verdisys, and Berg McAfee Companies. They are beneficially owned 80% and 23% respectively by Berg McAfee or Eric McAfee personally.

Verdisys billed $666,250 and $153,960 to Energy 2000 and NGS, respectively, for services performed in 2003. Verdisys received $397,500 and $130,000, respectively. However, Verdisys has inadequate documentation to substantiate whether some of the services were performed. For Energy 2000, Verdisys was able to substantiate $328,750 of revenue leaving $68,750 in deferred revenue. As of December 31, 2003, deferred revenues totaled $92,710.

Lateral drilling services for these two customers ceased in December 2003 because of a change in Verdisys management, and are expected to resume for NGS in the second quarter of 2004.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

Description	Life	Amount
Lateral drilling equipment	5 years	$427,420
Computer equipment	3 years	56,949
Office furniture and equipment	7 years	20,712
		505,081
Less: accumulated depreciation		(65,714)
		$439,367

Lateral drilling equipment consists of two heavy trucks mounted with high powered water compressors, flexible hose and other assorted downhole equipment which is used to conduct the lateral drilling process with high pressure jetting technology.

Depreciation expense totaled $23,881 and $11,380 in 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – LATERAL DRILLING LICENSE & NOTE PAYABLE ON LICENSE TO RELATED PARTY

In April 2003, an individual licensed his lateral drilling technology and equipment to Verdisys for $2,750,000 plus 10% of related gross revenue from lateral drilling operations. Verdisys paid $100,000 upon signing and signed a note payable for $2,650,000 plus effective interest of 12.14% due in monthly installments from May 2003 through March 2004.

In July 2003, Verdisys issued 125,000 shares in exchange for a $250,000 reduction of the note payable. In August 2003, Verdisys and the licensor amended the agreement whereby, in exchange for 500,000 shares of Verdisys common stock and the grant of a board seat, the licensor agreed to eliminate the 10% royalty and instead receive $500 per well serviced. The stock price at the time of the amendment was $4.55 per share, resulting in a $2,275,000 increase in the carrying value of the license.

At December 31, 2003 the total cost of the license was $5,025,000 with $195,811 of accumulated amortization. The license is amortized over the remaining life of the patent, or 14 years. The balance of the note payable at December 31, 2003 was $1,651,240.

Verdisys did not make the December 2003 or January 2004 payment on the note payable. In February 2004, Verdisys and the licensor agreed to restructure the note payments. Verdisys agreed to issue the licensor 300,000 shares of common stock, $100,000 cash and a note payable for $400,000 due on May 15, 2004 for the unpaid amounts due under the original note. If Verdisys fails to pay the $400,000 by May 15, 2004, the license may be revoked. The 300,000 shares had a value of $1,920,000 with $975,000 reducing the overall note balance and $945,000 recognized as interest expense.

NOTE 6 – DEPOSITS ON 2 NEW RIGS

Verdisys paid $340,000 in December 2003 for two flatbed trucks with attached drilling equipment that Verdisys took possession of in January 2004. This brings the total number of lateral drilling units owned by Verdisys to four.

NOTE 7 – DEFERRED REVENUE/CUSTOMER DEPOSIT

Typical satellite bandwidth contracts cover 36 months. Verdisys receives the cash in advance and recognizes revenue evenly over the contract. Deferred revenue related to satellite services totaled $271,485. $142,440 will be recognized in 2004 and $129,045 will be recognized during 2005 and 2006.

Verdisys also deferred revenue collected for lateral drilling service contracts. In June 2003, Verdisys signed an agreement to drill wells for Edge Capital ("Edge"). Edge, through a third party financing source, paid Verdisys $497,000 in 2003. Edge currently disputes whether services were actually performed and is requesting the $497,000 be returned to the third party financing source but has not initiated any court action. Verdisys has inadequate documentation to substantiate what services were actually performed. Management is attempting to substantiate what services were actually performed and continues to gather evidence to substantiate the services. As of December 31, 2003, the $497,000 is included in deferred revenue.

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - GUARANTEE OF THIRD PARTY DEBT

In July 2003, Verdisys guaranteed Edge's purchase of oil and gas properties from another entity for $450,000. Edge paid $150,000 and signed a note payable for $300,000 plus 12% interest due in 2004. Edge defaulted on this note and requested Verdisys pay the amounts due. In accordance with FASB Interpretation 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," Verdisys recorded a liability of $300,000. .

In November 2003, Verdisys loaned $100,000 to Cypress Drilling, Inc. ("Cypress"), with 8% interest and due on demand. Cypress leased drilling equipment from Mixon Bros. Drilling, Inc. ("Mixon"). Mixon was in default on the equipment note payable to Homeland Federal Savings Bank ("Homeland"). Cypress agreed to give Mixon $64,384, which Mixon agreed to give to Homeland to bring the note to Homeland current to release the equipment to Mixon. Mixon then released the equipment to Cypress so Cypress could do subcontract work for Verdisys. Verdisys agreed to guarantee Mixon's remaining note payments to Homeland which approximated $68,000. The guarantee is for one year beginning October 30, 2003. If Verdisys were required to honor the guarantee, Verdisys would receive the equipment. Verdisys fully reserved the Cypress $100,000 note receivable because collectibility is uncertain. Verdisys has not recorded any liability under the guarantee as of December 31, 2003.

NOTE 9 - NOTES PAYABLE

At the beginning of 2003, Verdisys owed $1,579,562 in notes payable to stockholders. In early 2003, Verdisys issued a convertible promissory note in the amount of $50,000 with 100,000 $.01 warrants that expire in January 2008 to a stockholder.

In 2003, Verdisys settled the entire $1,629,562 of notes payable by paying $360,000 in cash, allowing a cashless exercise of 200,000 $.10 warrants for $20,000, reclassifying $4,562 to accrued interest and issuing 2,890,688 shares of common stock for $1,245,000 of principal plus accrued interest of $261,190.

NOTE 10 - INCOME TAXES

Verdisys uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During 2003 and 2002, Verdisys incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $13,000,000 at December 31, 2003, and will expire in the years 2019 through 2023.

At December 31, 2002, deferred tax assets consisted of the following:

	2003
Deferred tax assets	
Net operating losses	$ 4,500,000
Less: valuation allowance	(4,500,000)
Net deferred tax asset	$ 0

NOTES TO FINANCIAL STATEMENTS

NOTE 11 - PREFERRED STOCK

3,436,996 shares of Series A preferred stock were issued in 1999 and 2000 at $1.50 per share, and all were converted prior to 2002 to common stock on a one-for-one basis.

650,000 and 760,000 shares of Series B preferred stock were issued in 2001 and 2002, respectively, for $.50 per share. In early 2003, Verdisys converted all 1,410,000 shares of Series B convertible preferred stock into 1,410,000 shares of common stock.

There are currently no preferred shares issued or outstanding. Verdisys currently has no authorized preferred stock.

NOTE 12 – COMMON STOCK

In the second quarter of 2003, Verdisys sold 1,239,000 shares of common stock in private placements for between $.50 and $.75 per share for total proceeds of $779,250 before $15,100 costs of fundraising.

In the second quarter of 2003, Verdisys converted $1,506,190 of notes payable and accrued interest to investors to 2,890,688 shares of common stock.

In the second quarter of 2003, director and employee options were exercised at $.10 per share for 2,409,291 shares of common stock. In lieu of cash, Verdisys agreed to expense the exercise price as compensation of $240,929.

In the second quarter of 2003, 1,580,000 warrants were exercised for 1,580,000 shares of common stock. $56,500 in cash was received for the exercise of 430,000 warrants, accounts payable was reduced by $95,000 for the exercise of 950,000 warrants and notes payable to investor was reduced by $20,000 for the exercise of 200,000 warrants.

In April 2003, Verdisys issued 2,000,000 shares of common stock purportedly to acquire the assets of Quikview, Inc. The shares were valued at $1,000,000 and have been accounted for as compensation expense. See Note 19 for details.

In June 2003, 100,000 shares valued at $75,000 were issued to a consultant.

In May 2003, Verdisys issued 33,333 shares of stock for a $16,666 reduction in accounts payable.

On July 18, 2003, Verdisys signed an Agreement and Plan of Merger with Reconstruction Data Group, Inc. (RDGI), a publicly-reporting inactive entity. The shareholders of Verdisys received 25,202,539 shares of RDGI in exchange for all of the 25,202,539 shares of Verdisys then outstanding. RDGI was renamed Verdisys and the former Verdisys Entity was extinguished. As of that transfer, Verdisys shareholders owned 94.4% of the outstanding stock and RDGI shareholders owned 1,500,000 shares or 1.6% of the combined entity.

In July and August 2003, Verdisys sold 609,000 shares of common stock at $2.00 per share in a private placement for total proceeds of $1,218,000. Offering costs consisted of 59,400 shares of restricted common stock and 9,501 warrants exercisable at $2 per share anytime through September 5, 2008.

In the third quarter of 2003, 269,547 warrants were exercised for 269,547 shares of common stock. $177,751 in cash was received for the exercise.

In the third quarter of 2003, Verdisys issued 625,000 shares of common stock to the licensor of the lateral drilling license. 125,000 shares were for a reduction of the note payable by $250,000 and 500,000 were for an amendment to the royalty agreement. The 500,000 shares were valued at $2,275,000.

In September 2003, 144,903 shares granted in 2001, but never recorded, were issued to former employees and valued at the 2001 value of $52,160.

NOTES TO FINANCIAL STATEMENTS

In October 2003, Verdisys sold 833,333 shares of common stock to Gryphon Master Fund, L.P. at $6.00 per share for $5,000,000 total proceeds. Offering costs associated with the sale were $420,000 in cash, 83,334 warrants at $6 per share that expire October 24, 2008, 9,501 warrants at $2 per share that expire in September 2008 and 20,000 shares of common stock. The warrants are exercisable at any time prior to October 24, 2008 by paying cash at the exercise price or by electing a cashless exercise. If a cashless exercise is elected, the holder would receive a percentage of the shares defined as the market price at the time of exercise less the exercise price multiplied by the number of warrants exercised. If Verdisys fails to meet certain milestones related to registration of such shares, Verdisys is required to pay in cash liquidated damages equal to 1 percent of the purchase price of the shares paid for the first 30 days the event is not cured and 2 percent of the purchase price paid for each thirty day period thereafter until cured. In no event shall Verdisys be required to pay more than aggregate liquidated damages of 8 percent of the purchase price or $400,000. In addition, if in the ten months subsequent to the agreement, the 30 day average closing price of Verdisys' common stock drops below $6 per share, such drops could result in the issuance of a maximum of 277,778 additional shares of common stock for no additional compensation. If this occurs, a total of 1,111,111 common shares will have been issued for an average price of $4.50 per share. As of April 2, 2004, Verdisys incurred approximately $283,333 of liquidated damages for failing to file a registration statement timely. In the fourth quarter of 2003, Verdisys issued 25,000 shares of common stock valued at $256,250 to a consultant for services.

In the fourth quarter 2003, 245,631 warrants and 100,000 options were exercised for $29,564 and $10,000, respectively.

NOTE 13 - STOCK OPTIONS AND WARRANTS

Options

In April 2003, Verdisys issued 1,280,000 ten year $.10 options to employees. 30,000 options vest monthly over three months, 750,000 options vest quarterly over four years, 300,000 options vest quarterly over one year and 200,000 options vest quarterly over two years. The intrinsic value of these options totals $512,000 which approximated their fair value.

In August 2003, Verdisys issued an employee 100,000 five year options with an exercise price of $4.10. There was no intrinsic value associated with the issuance. The fair value of the options was $321,024.

In December 2003, Verdisys granted 500,000 options to purchase Verdisys common stock to the chairman and interim CEO. The options expire in 10 years, have an exercise price of $9.55, which equaled the closing price on the date of grant. 50,000 vest immediately, 50,000 were to vest by December 31, 2003 if Verdisys could collect all of the Edge disputed accounts receivable by December 31, 2003 and the remaining 400,000 options vest evenly over 12 months in 2004. Because Verdisys was unable to collect the accounts receivable from Edge, 50,000 of the 500,000 options were forfeited. The fair value associated with these options totaled $4,061,703 of which $507,713 is presented as a pro forma expense. See note 1 for details.

$714,524 of intrinsic value associated with options vesting in 2003 was expensed in 2003.

NOTES TO FINANCIAL STATEMENTS

In 2002, Verdisys issued 7,155,000 ten year options to employees and directors with exercise prices of $.10. Intrinsic value associated with these options totaled $2,862,000 which will be recognized as the options vest from 2002 to 2006.

Warrants

Verdisys issues warrant to non-employees from time to time. The board of directors has discretion as to the terms under which the warrants are issued. All warrants vest immediately unless specifically noted in warrant agreements.

In April 2003, Verdisys issued 200,000 $.10 warrants, of which 100,000 expire in January 2007 and 100,000 expire in January 2008. The warrants have a fair value of $80,000 which was expensed when the warrants were granted.

During the summer of 2003, Verdisys negotiated settlements with 9 vendors plus the two original founders for various debts carried on the books. One of the founders was issued 150,000 warrants exercisable at $.10 and valued at $.40 or $60,000. The difference resulted in a contribution to capital. See note 18 for details.

During the fall of 2003, Verdisys issued 92,835 warrants, 83,334 at $6 per share that expire October 2008 and 9,501 at $2 per share that expire September 2008. The warrants were issued in connection with raising the $5,000,000 from Gryphon (see note 12) and their fair value of $822,738 was treated as a cost of fundraising. The warrants are exercisable at any time prior to expiration by paying cash at the exercise price or by electing a cashless exercise. If a cashless exercise is elected, the holder would receive a percentage of the shares defined as the market price at the time of exercise less the exercise price multiplied by the number of warrants exercised.

Verdisys issued 2,644,438 in warrants in 2003 at an exercise price $.10. The fair value of $1,050,687 has been expensed accordingly in 2003. 83,133 of the warrants were exercised in 2003.

In early 2003, 232,334 previously expired warrants were extended and exercised. The extension resulted in the granting of 232,334 warrants to purchase Verdisys stock at $.75 when the stock was selling for $.50 in private placements. Using the minimum value method, the modification resulted in no additional compensation expense. The warrants were exercised in the summer of 2003.

During 2002, Verdisys issued 120,000 warrants with an exercise price of $.10 to investors. 100,000 expire in March 2006 and 20,000 expire in November 2007. The fair value of $4,800 was recognized as interest expense for the issuance.

During 2002, Verdisys issued 980,000 warrants with an exercise price of $.10 to consultants. The fair value of $392,000 was recognized as compensation cost.

NOTES TO FINANCIAL STATEMENTS

Summary information regarding options and warrants is as follows:

	Options	Weighted average Share Price	Warrants	Weighted average Share Price
Outstanding at December 31, 2001	5,065,161	$ .11	2,668,271	$.47
Year ended December 31, 2002:				
Granted	7,155,001	.07	1,100,000	.10
Forfeited	(2,717,973)	.10	(217,362)	.21
Outstanding at December 31, 2002	9,502,189	.10	3,550,909	.33
Year ended December 31, 2003:				
Granted	1,880,000	2.83	3,319,607	.26
Exercised	(2,509,291)	.10	(2,092,961)	.10
Forfeited	(4,760,522)	.23	(352,840)	.31
Outstanding at December 31, 2003	4,112,376	$1.35	4,424,715	$.38

Options outstanding and exercisable as of December 31, 2003:

	- - Outstanding - -		Exercisable
Exercise Price	Number of Shares	Remaining life	Number of Shares
--------------	----------	---------	-----------
$4.10	100,000	5 years	-
.10	5,000	7 years	4,247
.10	138,000	8 years	104,099
.10	3,369,376	9 years	1,040,021
9.55	500,000	10 years	-
	----------		-----------
	4,112,376		1,148,366
	==========		===========

Warrants outstanding and exercisable as of December 31, 2003:

	- - Outstanding - -		Exercisable
Exercise Price	Number of Shares	Remaining life	Number of Shares
--------------	---------	---------	---------
$ .10	8,331	1 years	8,331
.15-2.00	1,763,677	2 years	1,763,677
.10-1.00	494,039	3 years	494,039
2.00-6.00	92,835	5 years	92,835
.10-.15	1,190,833	7 years	1,190,833
.10	375,000	8 years	375,000
.10	500,000	9 years	500,000
	---------		---------
	4,424,715		4,424,715

NOTES TO FINANCIAL STATEMENTS

NOTE 14 - CONCENTRATIONS

One customer accounted for 38% and 87% of total revenues in 2003 and 2002, respectively. Related parties accounted for 52% of total revenue.

Verdisys maintains its cash balance in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, Verdisys uninsured cash balance totaled approximately $1,485,000.

NOTE 15 – COMMITMENTS & CONTINGENCIES

Verdisys' current office is in The Woodlands, Texas. In December 2003, Verdisys renewed the Woodlands lease for 12 months for $6,071 per month. Future minimum lease payments under the lease as of December 31, 2003 are $66,781 in 2004. Rent expense was $42,325 and $47,627 in 2003 and 2002, respectively.

Verdisys has a consulting agreement with its current majority stockholder for $10,000 per month through April 30, 2005, with $120,000 due during 2004 and $40,000 in 2005. $0 was accrued and unpaid under this agreement as of December 31, 2003. The advisory agreement was cancelled with two months notice in February, 2004 effective upon the resignation of the director.

In April 2002, Verdisys entered into a three-year employment agreement with its then CEO. The base salary under the agreement was $250,000 per year with quarterly performance bonuses and 2,000,000 stock options granted in 2002 and exercisable at $.10 per share and vesting quarterly over a two-year period. $400,000 and $175,000 in expense was incurred in 2002 relating to the vested portion of these options and unpaid salary, respectively. In November 2002, this CEO resigned. In 2003 Verdisys agreed to pay accrued salary of $204,320 in cash of which $161,306 was paid as of December 31, 2003 and the balance is accrued as of December 31, 2003. Verdisys is in negotiations over the unvested options.

Verdisys billed Edge $1,496,000 for drilling services in the third and fourth quarters of 2003. Edge disputes services were ever performed and refuses to pay. Verdisys has been unsuccessful to date in substantiating that the work was performed. Due to these uncertainties, the account receivable and the revenue have been removed from the books.

In August 2003, Verdisys obtained a 75% net revenue interest in property located in Monroe, Louisiana from a third party in exchange for agreeing to perform lateral drilling services on the property. In October 2003, Verdisys assigned the net revenue interest to Edge for $200,000. Edge paid Verdisys $120,000 and agreed to pay the balance of $80,000 by March 31, 2004. As of April 2, 2004, Verdisys has not collected the $80,000. Due to the disputes with Edge, Verdisys has not recorded the remaining $80,000 receivable. Verdisys agreed to refund the money to Edge if Verdisys did not deliver a lease between Edge and the original owner within 90 days if Edge desired. As of April 2, 2004, Verdisys has not delivered the necessary lease and Edge has the right under the agreement to request a refund of the $120,000. See Note 21.

If Verdisys fails to pay $400,000 to the licensor of Verdisys' lateral drilling license by May 15, 2004, he has the right to revoke the license.

NOTES TO FINANCIAL STATEMENTS

NOTE 16 – LITIGATION

In August 2002, Verdisys settled a lawsuit filed against it in late 2001 for breach of promissory note and breach of security agreement, by agreeing to pay $228,494 and issued 400,000 warrants with an exercise price of $.10 per share. Verdisys agreed to pay $15,000 on October 1, 2002 and $5,000 per month from November 2002 through August 2004. Verdisys settled the debt in 2003 by paying $180,000 cash and issuing 200,000 shares of common stock for a cashless exercise of 20,000 warrants at $.10 per share.

Verdisys initiated a lawsuit against Edge Capital that requests a declaratory judgment that a purported agreement between Verdisys and Edge is not enforceable. The lawsuit arises from Edge's contention that one of Verdisys' ex-officers committed the company to purchase certain oil and gas properties from Edge. Although Verdisys contends that the alleged agreement is not binding, if the court does not grant Verdisys' request for declaratory judgment, Edge may seek to enforce the terms of the agreement. An enforcement action may lead to damages for breach of contract or specific performance, either of which may have a material adverse effect on Verdisys' financial condition. Edge, however, has not asserted any claim to enforce the purported agreement.

Verdisys has learned that it is a defendant in two purported class action lawsuits brought by former shareholders. The lawsuits, which according to press releases about the lawsuits issued by the plaintiffs' lawyers appear in substance to be practically identical, allege that Verdisys and its former CEO, Dan Williams, and the Company's former CFO, Andrew Wilson, violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The lawsuits allege that defendants made materially misstatements about Verdisys' financial results. More specifically, the lawsuits allege that defendants failed to disclose and indicate: (1) that Verdisys had materially overstated its net income and earnings per share; (2) that defendants prematurely recognized revenue from contracts between Verdisys, Edge Capital and Energy 2000 in violation of GAAP and its own revenue recognition policy; (3) that Verdisys lacked adequate internal controls and was therefore unable to ascertain the true financial condition of the company; and (4) that as a result of recognizing revenue prematurely, Verdisys' financial results were inflated at all relevant times. Verdisys has not yet been served in the lawsuits and continues to evaluate its defense to these allegations, as well as the potential impact that an adverse judgment would have on it.

Verdisys has received notice that the Securities and Exchange Commission has initiated a formal investigation into its reporting practices and public statements about the Company in 2003. The SEC has requested substantiation and documentary evidence from the Company concerning the performance of certain lateral drilling services by subcontractors in the period from May 2003 to September 2003, supervision of such services by the Company's Executive Management at the time, revenue recognition related to the performance of such services, the third quarter 2003 earnings restatement, public statements concerning the services performed, and related matters. The SEC has also requested information and documentary evidence related to Verdisys' acquisition of certain assets of QuikView, Inc., a related party company, in June, 2003. In its letters to Verdisys requesting documents, the SEC stated that the staff's inquiry should not be construed as an indication that any violations of securities laws have occurred or as an adverse reflection on any persons, company or security.

Since December 2003, Verdisys has taken several steps to address issues related to the SEC's inquiries, including the termination and replacement of the previous Chief Executive Officer and Chief Operating Officer and the reassignment of its Chief Financial Officer based upon his desire not to relocate to Houston. Internal controls have been strengthened overall, particularly with respect to the public release of Company information and the recognition of revenue. The Company has also initiated an internal investigation of the matters of concern to the SEC. Consequently, the Company is restating its second and third quarter financial statements and has decided to defer all revenue related to the aforementioned period until such time that it can substantiate whether or not the services were performed. Further, the Company is evaluating its options for rescinding its purchase of certain assets from QuikView, Inc. As such, the Company's purchase consideration of two million common shares may be cancelled.

NOTES TO FINANCIAL STATEMENTS

Verdisys is cooperating fully with the investigation, including the provision of numerous documents and testimony by our current executives. Verdisys is not aware of any pending or threatened enforcement or other actions that might be initiated by the SEC. Although the Company is working to bring the matter to a prompt conclusion, it cannot make any assurance that the investigation will be resolved positively or that it will not have negative effects on the Company's limited resources or its ability to raise capital and use its stock as acquisition currency during the period of the investigation.

Verdisys has never been in bankruptcy, receivership or any similar legal proceeding. Other than described above, Verdisys is not aware of any other threatened legal proceedings. The foregoing is also true with respect to each officer, director and control shareholder as well as any entity owned by any officer, director and control shareholder, over the last five years.

As part of its regular operations, Verdisys may become party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its' commercial operations, products, employees and other matters. Although Verdisys can give no assurance about the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have on the company, except as described above, Verdisys believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on Verdisys' financial condition or results of operations.

NOTE 17 – NON-CASH TRANSACTIONS ON CASH FLOW STATEMENT

Non-cash transactions for year ended December 31, 2003:	
Seller financed purchase of license with note	$ 2,650,000
Stock issued for license amendment	2,275,000
Stock issued for reduction of note payable on license	250,000
Contributions to capital by founders for debt forgiveness income	488,000
Conversion of notes payable to investors to common stock	1,245,000
Conversion of accrued interest on notes payable to investors to common stock	261,190
Conversion of Series B preferred stock to common	705,000
Stock issued for accounts payable	16,666
Warrants exercised with notes payable to investors	20,000

NOTE 18 - DEBT FORGIVENESS INCOME & CONTRIBUTION TO CAPITAL

During 2003, Verdisys negotiated settlements with 9 vendors for various debts originally recorded on the books at $520,501 for $43,600 cash and 33,333 shares of stock valued at $.50 or $16,666 resulting in debt forgiveness income of $460,235. During the same period, Verdisys negotiated settlements with the two original founders for various debts recorded on the books at $576,000 for $28,000 cash and 150,000 warrants exercisable at $.10 and valued at $.40 or $60,000 resulting in a contribution to capital of $488,000.

NOTE 19 – ALLEGED SOFTWARE PURCHASE

In April 2003, Verdisys issued 2,000,000 shares of common stock for what management believed was satellite communications management software pursuant to an asset purchase agreement with a related party. Management in place as of August 2003 maintained the software was not useful and impaired it as of June 30, 2003. In early 2004, following an internal investigation, new management determined that the agreement is likely subject to rescission. Verdisys is evaluating its options to rescind the agreement and cancel the shares issued. The majority shareholder of Verdisys and former director, who was also a principal to the counterparty in the transaction, acquired 11.5% of the 2,000,000 shares.

NOTES TO FINANCIAL STATEMENTS

NOTE 20 - NATURAL GAS FIELD PURCHASE OPTION

On November 10, 2003, Verdisys paid $500,000 for a sixteen day option to place an additional $10,500,000 deposit to purchase a large natural gas field with significant current gas production for a purchase price in excess of $100 million2004. As of December 31, 2003, the $500,000 was forfeited and the option expired.. Verdisys also paid fees to date of $120,000 associated with the transaction. The additional $10,500,000 would have held the purchase option open until February 2004.

NOTE 21 - GAIN ON SALE OF PROPERTY

In August 2003, Verdisys obtained a 75% net revenue interest in property located in Monroe, Louisiana from a third party in exchange for agreeing to perform lateral drilling services on the property. In October 2003, Verdisys assigned the net revenue interest to Edge for $200,000. Edge paid Verdisys $120,000 and agreed to pay the balance of $80,000 by March 31, 2004. Verdisys agreed to refund the money to Edge if Verdisys did not deliver a lease between Edge and the original owner within 90 days if Edge desired. Verdisys recognized a $120,000 gain for the monies received due to a $0 cost basis by Verdisys. As of April 2, 2004, Verdisys has not collected the $80,000. Due to the disputes with Edge, Verdisys has not recorded the remaining $80,000 receivable.

NOTE 22 – RESTATEMENTS OF SECOND AND THIRD INTERIM QUARTERS

Second Quarter

In April 2003, Verdisys issued 2,000,000 shares of common stock for what management believed was satellite communications management software pursuant to an asset purchase agreement with a related party. Management in control as of August 2003 maintained the software was not useful and impaired it as of June 30, 2003. In early 2004, following an internal investigation, new management determined that the agreement is likely subject to rescission. Verdisys is evaluating its options to rescind the agreement and cancel the shares issued. The majority shareholder of Verdisys and former director, who was also a principal to the counterparty in the transaction, acquired 11.5% of the 2,000,000 shares. The impairment expense will be reclassified as compensation expense as of June 30, 2003.

In the quarter ending June 30, 2003, Verdisys recognized revenue to Energy 2000 of $60,000, accounts receivable from Energy 2000 of $230,000 and deferred revenue to Energy 2000 of $230,000. Verdisys has been unsuccessful in substantiating and documenting the work was performed. As of June 30, 2003, Verdisys is reversing the deferred revenue, accounts receivable and revenue. The $60,000 received from Energy 2000 will be carried as a customer deposit.

 Third Quarter

In 2004, management discovered that accounts receivable and deferred revenue as of September 30, 2003 were both overstated. In June 2003, Verdisys signed an agreement to drill wells for Edge. The contracts contained contingencies disallowing revenue recognition until each contingency was fulfilled. As of September 30, 2003, Verdisys deferred revenues and associated costs of $1,496,000 and $330,000, respectively under this contract. In 2004 Edge disputed whether services were ever performed and refuses to pay. Verdisys has been unsuccessful in substantiating the work was performed. Due to these uncertainties, the account receivable and the deferred revenue were removed from the books as of September 30, 2003.

In 2004, management discovered that revenue recognized for monies received in the quarter ending September 30, 2003 was being disputed. In June 2003, Verdisys signed an agreement to drill wells for Edge. Edge, through a third party financing source, paid Verdisys $497,000 in 2003. Edge is currently disputing services were actually performed and is requesting the $497,000 be returned to the third party financing source. Verdisys has been unsuccessful in substantiating the work was performed. Due to these uncertainties, the $497,000 was reclassified from revenue to deferred revenue as of September 30, 2003.

NOTES TO FINANCIAL STATEMENTS

In the quarter ending September 30, 2003, Verdisys recognized accounts receivable from Energy 2000 of $337,500 and deferred revenue to Energy 2000 of $337,500. Verdisys has been unsuccessful in substantiating whether the work was performed. As of September 30, 2003, Verdisys reversed the deferred revenue and accounts receivable.

NOTE 23 – SUBSEQUENT EVENTS

In 2004, 395,022 shares were issued for a cashless exercise of 400,000 warrants.

409,935 shares were issued for the exercise of 409,935 options for cash of $40,994. 300,000 shares of common stock were issued to the licensor of the lateral drilling license as part of a workout on the note payable. The 300,000 shares had a value of $1,920,000 with $975,000 reducing the overall note balance and $945,000 recognized as interest expense.

In March 2004, Verdisys signed an agreement with Maxim Energy ("Maxim"), a company run by Verdisys former CEO, Dan Williams. Verdisys will drill laterals on Maxim's wells on an arms length third party basis. Maxim paid Verdisys $100,000 as an advance on the mobilization and drilling of the first two wells. Verdisys has stipulated that all services to Maxim will be paid for in advance.

VERDISYS, INC.

BALANCE SHEET
(Unaudited)
June 30, 2004

Assets

Current Assets:		
Cash	$	166,948
Accounts receivable,		
net of allowance for doubtful accounts of $50,000		158,549
Accounts receivable from related parties		20,547
Total Current Assets		346,044
Property and equipment,		
net of accumulated depreciation of $118,370		690,114
License, net of accumulated amortization of $382,642		4,652,511
Total Assets	$	5,688,669

Liabilities and Stockholders' Deficit

Current Liabilities		
Accounts payable	$	423,360
Accrued expenses		765,838
Deferred revenue		783,948
Guarantee of third party debt		300,000
Customer deposit		428,250
Notes payable to related parties,		
net of unamortized discount of $30,761		204,238
Total Current Liabilities		2,905,634
Long Term Liabilities		
Deferred revenue, less current portion		120,859
Total Liabilities		3,026,493
Commitments & Contingencies		
Stockholders' Equity		
Common Stock, $.001 par value, 50,000,000 shares authorized;		
31,373,777 shares issued and outstanding		31,374
Additional paid-in capital		24,297,146
Accumulated deficit		(21,666,344)
Total Stockholders' Equity		2,662,176
Total Liabilities and Stockholder's Equity	$	5,688,669

VERDISYS, INC.

STATEMENTS OF OPERATIONS
Three and Six Months Ended June 30, 2004 and 2003
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	2003	2004	2003
Revenue				
Satellite Services				
Third parties	$ 155,049	$ 197,843	$ 246,799	$ 334,291
Drilling Services				
Third parties	152,504	-	266,661	-
Total Revenue	307,553	197,843	513,460	334,291
Cost of Services Provided				
Satellite Services				
Third parties	147,128	281,500	311,206	390,064
Drilling Services				
Third parties	161,564	-	416,826	-
Total Cost of Services Provided	308,692	281,500	728,032	390,064
Gross Margin (Loss)	(1,139)	(83,657)	(214,572)	(55,773)
Selling, general and administrative	753,014	2,948,282	2,445,463	3,178,380
Depreciation and amortization	136,108	46,274	265,931	46,714
Debt forgiveness income	-	(460,235)	-	(460,235)
Total Operating Expenses	889,122	2,534,321	2,711,394	2,764,859
Operating Loss	(890,261)	(2,617,978)	(2,925,966)	(2,820,632)
Other expense				
Interest expense	(156,301)	(60,197)	(439,860)	(96,838)
NET LOSS	$ (1,046,562)	$ (2,678,175)	$ (3,365,826)	$ (2,917,470)
Basic and diluted net loss per share	$(.04)	$(.15)	(0.11)	$ (0.18)
Weighted average outstanding	31,313,963	18,376,272	30,716,019	16,199,706

VERDISYS, INC.

STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended	
	June 30, 2004	June 30, 2003
Cash Flows From Operating Activities		
Net loss	$ (3,365,826)	$ (2,917,470)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for services	735,192	1,315,929
Issuance of options and warrants for services	160,198	1,596,238
Depreciation and amortization	265,931	46,714
Amortization of discount on notes payable	4,397	-
Debt forgiveness income	-	(460,235)
Changes in:		
Accounts receivable	(14,991)	(69,105)
Other current assets	-	8,070
Accounts payable	102,673	(157,323)
Accrued expenses	326,950	(162,595)
Customer deposit	291,218	60,000
Deferred revenue	112,362	104,224
Net Cash Used In Operating Activities	(1,381,896)	(635,463)
Cash Flows from Investing Activities:		
Purchase of property and equipment		
Cash payments for license	-	(100,000)
Net Cash Used In Investing Activities	-	(100,000)
Cash Flows from Financing Activities:		
Proceeds from sales of common stock	359,000	764,150
Proceeds from exercise of warrants	81,217	151,500
Proceeds from notes payable to stockholders	235,000	50,000
Payments on notes payable to stockholders	-	(35,894)
Payments on note payable on license	(500,000)	(96,886)
Net Cash Provided By Financing Activities	175,217	832,870
Net change in cash	(1,206,679)	97,407
Cash at beginning of period	1,373,627	135
Cash at end of period	$ 166,948	$ 97,542
Non-cash transactions:		
Stock issued for notes payable license	$ 1,184,808	$ -
Discount on notes payable	$ 35,157	$ -

VERDISYS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Verdisys, Inc. ("Verdisys") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Verdisys' Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for 2003 as reported in the 10-KSB have been omitted.

Revenue recognition. Revenue is recognized on well drilling operations when persuasive evidence of an arrangement exists, the lateral drilling is complete, the price is fixed or determinable and collectibility is reasonably assured.

NOTE 2 – STOCK OPTIONS AND WARRANTS

Verdisys accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. Verdisys accounts for stock options and warrants issued to employees under the intrinsic value method. Under this method, Verdisys recognizes no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrant is greater than or equal to the fair market value of the stock on the date of grant.

In the first quarter of 2004, Verdisys granted 310,000 ten year options to officers and non-employee directors with exercise prices at the then market price of $4.28. The options to officers vest monthly over 12 months and the options to non-employee directors vest immediately. There was no intrinsic value associated with the grants; however, fair value totaled $1,200,623 with $755,232 vesting during the first six months of 2004.

In the second quarter of 2004, Verdisys granted 72,000 options to non-employee directors with an exercise price of $2.20. The options vest immediately. There was no intrinsic value associated with the grants, however, fair valued totaled $156,913.

The following table illustrates the effect on net loss and net loss per share if Verdisys had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
Net loss as reported	$ (1,046,562)	$ (2,678,175)	$ (3,365,826)	$ (2,917,470)
Less: stock based compensation determined under fair value based method	(379,610)	-	(912,145)	-
Pro forma net loss	$ (1,426,172)	$ (2,678,175)	$ (4,277,971)	$ (2,917,470)
Basic and diluted net loss per common share:				
As reported	$ (.04)	$ (.15)	$ (.11)	$ (.18)
Pro forma	$ (.05)	$ (.15)	$ (.13)	$ (.18)

The weighted average fair value of the stock options granted during 2004 and 2003 was $3.55 and $.50, respectively. Variables used in the Black-Scholes option-pricing model include (1) 2.0% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is zero, and (4) zero expected dividends.

VERDISYS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – LATERAL DRILLING LICENSE & NOTE PAYABLE ON LICENSE TO RELATED PARTY

Verdisys did not make the December 2003 or January 2004 payment on the note payable. In February 2004, Verdisys and the licensor agreed to restructure the note payments. Verdisys agreed to issue the licensor 300,000 shares of common stock, $100,000 cash and a note payable for $400,000 due on May 15, 2004 for the unpaid amounts due under the original note. The 300,000 shares had a value of $1,920,000 with $1,184,808 reducing the overall note balance and $735,192 recognized as compensation expense. On May 14, 2004 Verdisys paid the final installment on the Note.

NOTE 4 – CUSTOMER DEPOSITS

In May 2004, Verdisys agreed to a second contract to drill laterals for Maxim Energy ("Maxim"), a company controlled by Verdisys' former CEO, Dan Williams. Verdisys has stipulated that all services to Maxim will be paid for in advance. As of June 30, 2004, Maxim had paid Verdisys a total of $359,500 for services to be rendered.

NOTE 5 – DEFERRED REVENUE

Satellite bandwidth contracts cover a period between 12 and 36 months. In select engagements, Verdisys receives cash in advance and recognizes revenue evenly over the contract. Deferred revenue related to satellite services totaled $407,807. $286,948 will be recognized in the year ended June 30, 2005 and $120,859 will be recognized during the years ended June 30, 2005 and 2006.

Verdisys also deferred revenue collected for lateral drilling service contracts. In June 2003, Verdisys signed an agreement to drill wells for Edge Capital ("Edge"). Edge, through a third party financing source, paid Verdisys $497,000 in 2003. Verdisys has inadequate documentation to substantiate what services were actually performed, and Edge is disputing whether the services were performed at all. Management is attempting to substantiate what services were actually performed and continues to gather evidence to substantiate the services. As of June 30, 2004, the $497,000 is included in deferred revenue.

NOTE 6 – NOTES PAYABLE TO RELATED PARTIES

During the second quarter of 2004, a group comprised of Verdisys officers, directors and others loaned Verdisys $185,000. The notes mature in 12 months, carry interest of 8% and have 37,000 one year warrants attached with an exercise price of $2.00. The notes were discounted by the relative fair value of the warrants which totaled $35,154. The discount will be expensed over the term of the note. $4,396 of the discount was expensed through June 30, 2004.

NOTE 7 – STOCKHOLDERS EQUITY

During the first quarter of 2004, Verdisys issued 409,935 shares of common stock pursuant to stock option exercises for total consideration of $40,993.

In February 2004, Verdisys issued 395,022 shares of common stock pursuant to the cashless exercise of a warrant for 400,000 shares of common stock at a price of $0.10 per share.

In March 2004, Verdisys issued 300,000 shares of common stock to Carl Landers in connection with the renegotiation of the note payable to Mr. Landers for the licensing of his lateral drilling technology. See note 3 for additional information.

During the second quarter of 2004, Verdisys issued 402,241 shares of common stock pursuant to stock option exercises for total consideration of $40,224.

During the second quarter of 2004, Verdisys sold 179,500 shares of common with 71,800 warrants attached for total consideration of $359,000. The warrants were valued at $86,207 and the stock was valued at $272,793.

VERDISYS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 – LITIGATION

As previously disclosed, Verdisys initiated a lawsuit against Edge Capital that requests a declaratory judgment that a purported agreement between Verdisys and Edge is not enforceable. It was filed in Montgomery County, Texas in February 2004. The lawsuit arises from Edge's contention that one of Verdisys' ex-officers committed Verdisys to purchase certain alleged oil and gas properties from Edge. Edge filed a counterclaim against Verdisys and asserts claims against Dan Williams (Verdisys' former President and CEO), Eric McAfee (Verdisys' former Vice Chairman), Ron Robinson, Frederick Ruiz, Joseph Penbera, James Woodward, John Block, and Andrew Wilson. Edge has also made claims against Solarcom, L.L.C., DeLage Landen Financial Services, Inc., and Allen Voight. Edge seeks to enforce the agreement Verdisys challenges, and alleges several causes of action including claims for fraud, breach of contract, negligence, and conspiracy. Verdisys believes it has meritorious and complete defenses to the claims asserted in the lawsuit and intends to vigorously defend itself. If Edge prevails, it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

Edge and one of its apparent owners, Frazier Ltd., initiated a lawsuit in Summin County, Ohio against Solarcom, L.L.C., DeLage Landen Financial Services, Inc., Verdisys, Inc., and Firstmerit Bank, N.A. that sought an injunction against the draw against a letter of credit pledged as collateral for a credit advanced to Edge. Edge asserted that its transaction with Verdisys was the product of fraud and that its creditor, DeLage Landen as assignee from Solarcom, should not be allowed to draw against Edge's letter of credit from Firstmerit. The Ohio state court denied Edge's request for a temporary injunction. Verdisys is uncertain whether Edge will prosecute its claims against Verdisys in the Montgomery County, Texas action, which was filed first, or the Ohio action. The pleadings in the Ohio action do not include any claim for damages from Verdisys and Verdisys is unable to determine whether an adverse judgment would have a material adverse effect on Verdisys' financial condition.

Verdisys was informed that a default judgment was entered against us in a lawsuit brought by Scooter's Convenience, Inc. dba LSS Satellite in Hockley County, Texas. Verdisys filed a motion for new trial which was granted by the trial court, which also vacated the default judgment. In the underlying lawsuit, LSS Satellite has alleged breach of contract, violations of the Texas Deceptive Trade Practices Act, and other claims against Verdisys. Verdisys believes it has meritorious and complete defenses to the claims asserted in the lawsuit and intends to vigorously defend itself. If LSS Satellite prevails, it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

In connection with its financing in October 2003 with Gryphon Master Fund, L.P, Verdisys agreed to register the shares issued to Gryphon on or before March 2004 or be subject to certain liquidated damages. Gryphon has made a claim against Verdisys for the maximum liquidated damages in an amount of $400,000. It has also claimed it has sustained actual damages in excess of $6.2 million. In July 2004, Gryphon filed a lawsuit in the state district court in Dallas County, Texas against Verdisys, alleging, among other things, breach of contract and securities fraud by Verdisys. In connection with the lawsuit, Gryphon has requested liquidated damages, actual damages, punitive damages, interest, costs and attorneys' fees among other claims. Verdisys has filed an answer to the lawsuit and intends to vigorously defend itself. If Gryphon prevails, it may obtain significant damages that may have a material adverse effect on Verdisys' financial condition.

VERDISYS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Verdisys is a defendant in a consolidated class action lawsuit brought by former shareholders. The lawsuit, which according to press releases about the lawsuits issued by the plaintiffs' lawyers allege that Verdisys and its former CEO, Dan Williams, and Verdisys' former CFO, Andrew Wilson, violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The lawsuit alleges that defendants made materially misstatements about Verdisys' financial results. More specifically, the Complaint alleges that defendants failed to disclose and indicate: (1) that Verdisys had materially overstated its net income and earnings per share; (2) that defendants prematurely recognized revenue from contracts between Verdisys, Edge Capital and Energy 2000 in violation of GAAP and its own revenue recognition policy; (3) that Verdisys lacked adequate internal controls and was therefore unable to ascertain the true financial condition of the company; and (4) that as a result of recognizing revenue prematurely, Verdisys' financial results were inflated at all relevant times. Verdisys continues to evaluate its defenses to these allegations, as well as the potential impact that an adverse judgment would have on it.

In July, 2004 Verdisys was informed that a former Chief Executive Officer of Verdisys filed a lawsuit against Verdisys for breach of contract and wrongful discharge. These claims seek relief in excess of $500,000 related to an alleged employment agreement and also seeks damages related to an excess of 4,000,000 stock options claimed due pursuant to the alleged agreement. The company has only recently received notice of these claims. The lawsuit was filed in state court in San Diego, California. Verdisys intends to vigorously defend itself.

NOTE 9 – FINANCINGS

In May 2004, Verdisys issued 179,500 shares of common stock for $359,000 in a private placement for $2 per share. Two year warrants to purchase 71,800 common shares at $2 per share were attached to the common stock. The proceeds were allocated between the common stock and the warrants based on their respective relative fair values.

NOTE 10 – SUBSEQUENT EVENTS

Verdisys was notified that legal action has been filed against Verdisys by Gryphon Master Fund, L.P. for the liquidated damages described in Note 8.

Verdisys was informed that a former Chief Executive Officer of Verdisys filed a lawsuit against Verdisys seeking damages described in Note 8

Verdisys has brought $100,000 of new financing into the treasury in the form of a Convertible Note from third parties with an interest rate of 8% and a term ending December 31, 2005. The notes are convertible at Verdisys' discretion when the underlying shares have been registered and the average price exceeds $2 per share for more than 20 trading days. 50,000 warrants to purchase common shares at $0.001 per share were attached to the notes.

We have not authorized any dealer, salesperson or other person to give you written information (other than this prospectus) or to make any representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or a solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sale made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date thereof.

VERDISYS, INC.

3,059,734 Shares

Common Stock

PROSPECTUS

August ___, 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Section 317 of the California Corporations Code authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors, officers, employees and other agents of the corporation in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

Our Articles of Incorporation, Article IV and Article X section 3 of our By-Laws permits us to indemnify our directors, officers, employees and other agents to the fullest extent of the law.

We may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent shall not, without more, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

We may indemnify a director, officer, employee or agent of ours who is successful, in the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of us, against expenses actually and reasonably incurred by them in connection with the defense.

We may pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by us.

The California Corporations Code also permits us to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of us for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not we have the authority to indemnify them against such liability and expenses. Presently we do carry such insurance.

Other Expenses of Issuance and Distribution

The expenses relating to the registration of the shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne entirely by us and not the selling stockholders. Such expenses are estimated to be as follows:

Item	Amount
SEC Registration Fee	$ 600
Transfer Agent Fee	$ 1,500
Legal Fees	$50,000
Printing and Engraving Fee	$ 500
Accounting Fees	$25,000
Total	$77,600

Note: The above costs are estimates.

Recent Sales of Unregistered Securities

On July 18, 2003, we, as RDGI, executed an Agreement and Plan of Merger with Verdisys whereby the shareholders of Verdisys received 25,103,223 shares of our common stock in exchange for all of the 25,103,223 shares of Verdisys common stock then outstanding. The operations and management of Verdisys became our own, and we changed our name to Verdisys Inc. The shares of stock were issued in the transaction we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. The issuances were a share for share exchange resulting in a similar investment to that originally contemplated due to the continuation of management and business plan; the recipients in the exchange were accredited investors as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act, and took their shares for investment purposes without a view to distribution; they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

In July 2003, we issued 125,000 shares of our common stock to Mr. Carl Landers in exchange for a $250,000 reduction of a note payable. The shares of stock were issued in a transaction we believe to be exempt from registration under Section 4(2) of the Securities Act. The recipient of our stock was an accredited investor as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act, and he took his shares for investment purposes without a view to distribution. Furthermore, he had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

From July through August 2003, we sold 609,000 shares of our common stock at a price of $2.00 per share in a private offering we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. The sales of stock were to individuals and entities, each of whom was an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act and had adequate access to information pertaining to our Company. Furthermore, no advertisements were made and the securities are restricted pursuant to Rule 144. Offering costs consisted of 59,400 shares of restricted common stock and 9,501 warrants exercisable at $2 per share until September 5, 2008.

In September 2003, we granted 500,000 shares of our common stock to Mr. Carl Landers in exchange for an amendment to our licensing agreement. As part of the renegotiation of Mr. Landers license in February, 2004 the Company agreed to register the 500,000 shares in its next Registration Statement. The shares of stock were issued in a transaction we believe to be exempt from registration under Section 4(2) of the Securities Act,, The recipient of our stock was an accredited investor as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act, and he took his shares for investment purposes without a view to distribution. Furthermore, he had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

On October 23, 2003, we sold 833,333 shares of our common stock to Gryphon Master Fund, L.P. at $6.00 per share for total proceeds of $5,000,000. Stonegate Securities, Inc. served as our placement agent and offering costs associated with the sale were $420,000 in cash, warrants to purchase 83,334 of our shares of common stock at $6 per share expiring October 24, 2008 and 20,000 shares of our common stock. The warrants are exercisable until October 24, 2008 by paying cash at the exercise price or by electing a cashless exercise. If a cashless exercise is elected, the holder will receive a percentage of the shares defined as the market price at the time of exercise less the exercise price multiplied by the number of warrants exercised.

If we fail to meet certain milestones related to registration of such shares, we are required to pay in cash liquidated damages equal to 1 percent of the purchase price of the shares paid for the first 30 days the event is not cured and 2 percent of the purchase price paid for each thirty day period thereafter until cured. In no event, however, shall we be required to pay more than aggregate liquidated damages of 8 percent of the purchase price or $400,000.

The transaction was a private offering we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. The sales of stock were to individuals or entities, each of whom was an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act and had adequate access to information pertaining to our Company. Furthermore, no advertisements were made and the securities are restricted pursuant to Rule 144.

In addition, if in the ten months subsequent to the agreement, the 30 day average closing price of Verdisys' common stock drops below $6 per share, such drops could result in the issuance of a maximum of 277,778 additional shares of common stock for no additional compensation. If this occurs, a total of 1,111,111 common shares will have been issued for an average price of $4.50 per share.

In May 2004, Verdisys issued 139,500 shares of common stock for $279,000 in a private placement for $2 per share. Two year warrants to purchase 55,800 common shares at $2 per share were attached to the common stock. The proceeds will be allocated between the common stock and the warrants based on their respective relative fair values. The transactions were a private offering we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. The sales of stock were to individuals or entities, each of whom was an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act and had adequate access to information pertaining to our Company. Furthermore, there were nine sales, no advertisements were made and the securities are restricted pursuant to Rule 144.

In May 2004, Verdisys borrowed $185,000 under one year promissory notes with interest of 8%. 37,000 warrants to purchase common shares at $2 per share were attached to the notes. The notes will be discounted for the relative fair value of the warrants. The investors were accredited investors as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act. Furthermore, the majority of the investors were officers and directors of Verdisys, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising made, there were no commissions paid.

Common Stock Options and Warrants

In the second quarter of 2003, director and employee options were exercised at $.10 per share for 2,409,291 shares of common stock. In lieu of cash, Verdisys agreed to expense the exercise price as compensation of $240,929.

In the second quarter of 2003, 1,580,000 warrants were exercised for 1,580,000 shares of common stock. $56,500 in cash was received for the exercise of 430,000 warrants, accounts payable was reduced by $95,000 for the exercise of 950,000 warrants and notes payable to investor was reduced by $20,000 for the exercise of 200,000 warrants.

In the third quarter of 2003, 269,547 warrants were exercised for 269,547 shares of common stock. $177,751 in cash was received for the exercise.

In the fourth quarter of 2003, 245,631 warrants and 100,000 options were exercised for $29,564 and $10,000, respectively.

Each of the foregoing issuances of stock were made pursuant to the exemption afforded by Section 4(2) of the Securities Act.

Options

In April 2003, Verdisys issued 1,280,000 ten year $.10 options to employees. 30,000 options vest monthly over three months, 750,000 options vest quarterly over four years, 300,000 options vest quarterly over one year and 200,000 options vest quarterly over two years. The intrinsic value of these options totals $512,000 which approximated their fair value.

In August 2003, Verdisys issued an employee 100,000 five year options with an exercise price of $4.10. There was no intrinsic value associated with the issuance. The fair value of the options was $321,024.

In December 2003, Verdisys granted 500,000 options to purchase Verdisys common stock to the chairman and interim CEO. The options expire in 10 years, have an exercise price of $9.55 based upon price at date of grant. 50,000 vested immediately, 50,000 were performance options and did not vest and the remaining 400,000 options vest evenly over 12 months in 2004. The fair value associated with these options totaled $4,061,703 of which $507,713 is presented as a pro forma expense.

$714,524 of intrinsic value associated with options vesting in 2003 was expensed in 2003.

In 2002, Verdisys issued 7,155,000 ten year options to employees and directors with exercise prices of $.10.

Warrants

In May, 2004, in connection with a loan to the Company, Verdisys issued to a group comprised primarily of directors and officers immediately exercisable warrants to purchase 37,000 shares of common stock of the Company at an exercise price of $2.00 per share. The warrants have a one year term.

In April 2003, Verdisys issued 200,000 $.10 warrants, of which 100,000 expire in January 2007 and 100,000 expire in January 2008. The warrants have a fair value of $80,000 which was expensed when the warrants were granted.

During the summer of 2003, Verdisys negotiated settlements with nine vendors plus the two original founders for various debts carried on the books. One of the founders was issued 150,000 warrants exercisable at $.10 and valued at $.40 or $60,000.

During the fall of 2003, Verdisys issued 92,835 warrants, 83,334 at $6 per share that expire October 2008 and 9,501 at $2 per share that expire September 2008. The warrants were issued in connection with raising $5,000,000 from Gryphon and their fair value of $822,738 has been treated as a cost of fundraising. The warrants are exercisable at any time prior to expiration by paying cash at the exercise price or by electing a cashless exercise. If a cashless exercise is elected, the holder would receive a percentage of the shares defined as the market price at the time of exercise less the exercise price multiplied by the number of warrants exercised.

Verdisys issued, 2,644,438 in warrants in 2003 at an exercise price of $.10. The fair value of $1,050,687 has been expensed accordingly in 2003. 83,133 of the warrants were exercised in 2003.

In 2003, 232,334 previously expired warrants were extended and exercised. The extension resulted in the granting of 232,334 warrants to purchase Verdisys stock at $.75. They were exercised in 2003.

During 2002, Verdisys issued 120,000 warrants with an exercise price of $.10 to investors. 100,000 expire in March 2006 and 20,000 expire in November 2007. The fair value of $4,800 was recognized as interest expense for the issuance.

During 2002, Verdisys issued 980,000 warrants with an exercise price of $.10 to consultants. The fair value of $392,000 was recognized as compensation cost.

Each of the foregoing were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act.

Exhibits

Exhibit Table

Number   Description

          Verdisys, Inc. includes the following exhibits:
3.1   Restated Articles of Incorporation dated July 15, 2003*
3.2   Bylaws, as amended September 25, 2003*
5.1   Opinion Re: Legality*
23.1   Consent of Accountant
23.2   Consent of Attorney*

*Previously filed in Form SB-2 filed June 29, 2004.

Verdisys, Inc. includes, by reference, the following exhibits:

2.1	Agreement and Plan of Reorganization, dated April 24, 2003, as amended June 30, 2003; Filed July 18, 2003 with the SEC, Report on Form 8-K	
4.1	Form of Subscription Agreement Filed August 11, 2004 with the SEC, Form 10-QSB	
4.2	Form of Warrant Agreement Filed August 11, 2004 with the SEC, Form 10-QSB	
4.3	Form of Promissory Note Filed August 11, 2004 with the SEC, Form 10-QSB	
4.4	Form of Convertible Promissory Note Filed August 11, 2004 with the SEC, Form 10-QSB	
4.5	Form of Registration Rights Agreement Filed August 11, 2004 with the SEC, Form 10-QSB	
10.1	Employment Agreement – John O'Keefe, dated January 6, 2004 Filed April 15, 2004 with the SEC, Form 10-KSB	
10.2	Employment Agreement – David Adams, dated December 31, 2003 Filed April 15, 2004 with the SEC, Form 10-KSB	
10.3	Advisor Agreement – Dr. Ron Robinson, amended December 11, 2003 Filed April 15, 2004 with the SEC, Form 10-KSB Filed April 15, 2004 with the SEC, Form 10-KSB	
10.4	Employment Agreement – Andrew Wilson, dated June 2003; Filed November 20, 2003 with the SEC, Form 10-QSB, as amended	
10.5	License Agreement – Carl W. Landers, dated April 24, 2003; Filed October 6, 2003 with the SEC, Report on Form 8-K	
10.5.1	Amendment to License Agreement – Carl W. Landers, dated September 4, 2003; Filed October 6, 2003 with the SEC, Report on Form 8-K	
10.5.2	Second Amendment to License Agreement – Carl W. Landers, dated February 28, 2004; Filed February 28, 2004 with the SEC, Report on Form 8-K	
10.6	Technology Report, "Landers Technology", dated October 13, 2003; Filed November 20, 2003 with the SEC, Form 10-QSB, as amended	
10.7	Subscription Agreement, Gryphon Master Fund, L.P., dated October 23, 2003 and Registration Rights Agreement dated October 24, 2003; Filed October 27, 2003 with the SEC, Report on Form 8-K	
10.8	Form of Registration Rights Agreement, re: Private Placement Offering July/August 2003; Filed December 3, 2003 with the SEC, Form 10-QSB, as amended	
10.9	Alternative Form of Registration Rights Agreement, re: Offering July/August 2003; Filed December 3, 2003 with the SEC, Form 10-QSB, as amended	
10.10	Placement Agency Agreement, Stonegate Securities, Inc., dated August 26, 2003; Filed November 20, 2003 with the SEC, Form 10-QSB, as amended	
10.11	Independent Contractor Agreement, Terronne Petroleum Corporation, dated August 1, 2003;	

Filed November 20, 2003 with the SEC, Form 10-QSB, as amended

10.12   Services Contract, Esperada Energy Partners, L.L.C., dated March 2004
         Filed April 15, 2004 with the SEC, Form 10-KSB
10.13   Services Contract, Maxim Energy, Inc., dated March 2004
         Filed April 15, 2004 with the SEC, Form 10-KSB
10.14   Services Contract, Natural Gas Systems, dated January 2004
         Filed April 15, 2004 with the SEC, Form 10-KSB
10.15   Contract – Natural Gas Systems, "Delhi Field", dated September 22, 2003;
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.16   Services Contract, Amvest Osage, Inc.; dated January 2004
         Filed April 15, 2004 with the SEC, Form 10-KSB
10.17   Acknowledge of amounts owed at September 30, 2003,
         re: Edge Capital Group contract dated June 16, 2003;
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.18   Contract – Edge Capital Group, "Franklin Field", dated September 27, 2003;
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.19   Contract – Edge Capital Group, "Monroe Field", dated June 16, 2003;
         Filed August 20, 2003 with the SEC, Form 10-QSB, as amended
10.19.1 Addendum to Contract, Edge Capital Group, "Monroe Field", dated November 19, 2003
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.20   Contract - Noble Energy, re: Satellite Services, dated September 17, 2003;
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.21   Contract – Apache Corp., re: Satellite Services, dated September 11, 2002;
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.22   Contract – Energy 2000 NGC, "Monroe Field", dated April 30, 2000;
         Filed August 20, 2003 with the SEC, Form 10-QSB, as amended
10.23   Verdisys, Inc. 2003 Stock Option Plan;
         Filed November 20, 2003 with the SEC, Form 10-QSB, as amended
10.24   Master Service Contract – BlueRidge Gas Partners, LLC – June 23, 2004
         Filed August 11, 2004 with the SEC, Form 10-QSB
10.25   Master Service Contract – VJI Natural Resources, LLC – July 20, 2004
         Filed August 11, 2004 with the SEC, Form 10-QSB
10.26   Contract/Order – U. S. Department of Energy – June 4, 2004 and
         Letter of Intent, Radial Drilling Optimization Services – April 14, 2004
         Filed August 11, 2004 with the SEC, Form 10-QSB

The following lists, by exhibit number, all exhibits included or included by reference, to this registration on form SB-2:

Number	Description
2.1	Agreement and Plan of Reorganization, dated April 24, 2003, as amended June 30, 2003
3.1	Restated Articles of Incorporation dated July 15, 2003
3.2	Bylaws, as amended September 25, 2003
4.1	Form of Subscription Agreement
	Filed August 11, 2004 with the SEC, Form 10-QSB
4.2	Form of Warrant Agreement
	Filed August 11, 2004 with the SEC, Form 10-QSB
4.3	Form of Promissory Note
	Filed August 11, 2004 with the SEC, Form 10-QSB
4.4	Form of Convertible Promissory Note
	Filed August 11, 2004 with the SEC, Form 10-QSB
4.5	Form of Registration Rights Agreement
	Filed August 11, 2004 with the SEC, Form 10-QSB
5.1	Opinion of Legality
10.1	Employment Agreement – John O'Keefe, dated January 6, 2004
10.2	Employment Agreement – David Adams, dated December 31, 2003
10.3	Advisor Agreement – Dr. Ron Robinson, amended December 11, 2003

10.4	Employment Agreement – Andrew Wilson, dated June 2003
10.5	License Agreement – Carl W. Landers, dated April 24, 2003
10.5.1	Amendment to License Agreement – Carl W. Landers, dated September 4, 2003
10.5.2	Second Amendment to License Agreement – Carl W. Landers, dated February 28, 2004
10.6	Technology Report, "Landers Technology", dated October 13, 2003
10.7	Subscription Agreement, Gryphon Master Fund, L.P., dated October 23, 2003 and Registration Rights Agreement dated October 24, 2003
10.8	Form of Registration Rights Agreement, re: Private Placement Offering July/August 2003
10.9	Alternative Form of Registration Rights Agreement, re: Offering July/August 2003
10.10	Placement Agency Agreement, Stonegate Securities, Inc., dated August 26, 2003
10.11	Independent Contractor Agreement, Terronne Petroleum Corporation, dated August 1, 2003
10.12	Master Services Contract, Esperada Energy Partners, L.L.C., dated March 2004
10.13	Services Contract, Maxim Energy, Inc., dated March 2004
10.14	Services Contract, Natural Gas Systems, dated January 2004
10.15	Contract – Natural Gas Systems, "Delhi Field", dated September 22, 2003
10.16	Services Contract, Amvest Osage, Inc.; dated January 2004
10.17	Acknowledge of amounts owed at September 30, 2003, re: Edge Capital Group contract dated June 16, 2003
10.18	Contract – Edge Capital Group, "Franklin Field", dated September 27, 2003
10.19	Contract – Edge Capital Group, "Monroe Field", dated June 16, 2003
10.19.1	Addendum to Contract, Edge Capital Group, "Monroe Field", dated November 19, 2003
10.20	Contract - Noble Energy, re: Satellite Services, dated September 17, 2002
10.21	Contract – Apache Corp., re: Satellite Services, dated September 11, 2002
10.22	Contract – Energy 2000 NGC, "Monroe Field", dated April 30, 2000
10.23	Verdisys, Inc. 2003 Stock Option Plan
10.24	Master Service Contract – BlueRidge Gas Partners, LLC – June 23, 2004 Filed August 11, 2004 with the SEC, Form 10-QSB
10.25	Master Service Contract – VJI Natural Resources, LLC – July 20, 2004 Filed August 11, 2004 with the SEC, Form 10-QSB
10.26	Contract/Order – U. S. Department of Energy – June 4, 2004 and Letter of Intent, Radial Drilling Optimization Services – April 14, 2004 Filed August 11, 2004 with the SEC, Form 10-QSB
23.1	Consent of Accountant
23.2	Consent of Attorney

Undertakings

The undersigned registrant hereby undertakes to:

1.   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
   a.   Include any prospectus required by section 10(a)(3) of the Securities Act;
   b.   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
   c.   Include any additional or changed material information on the plan of distribution.

2.   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of _____Houston_____ ; State of _____Texas_____ ;

on ___August 23, 2004___

REGISTRANT: Verdisys, Inc.

By: /s/   David M. Adams
     Co - Chief Executive Officer
     Principal Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By: /s/ David M. Adams, Co-CEO	By: /s/ John O'Keefe, Co-CEO, CFO
David M. Adams	John O'Keefe
Co-Chief Executive Officer	Co-Chief Executive Officer
Principal Executive Officer	Chief Financial Officer
President	Principal Accounting Officer
Date: August 23, 2004	Date: August 23, 2004

By: /s/ Joseph J. Penbera, Ph.D.	By: /s/ Ronald J. Robinson, Ph.D.
Joseph J. Penbera, Ph.D.	Ronald J. Robinson, Ph.D.
Director	Director
Date: August 23, 2004	Date: August 25, 2004

By: /s/ Frederick R. Ruiz	By: /s/ O. James Woodward III
Frederick R. Ruiz	O. James Woodward III
Director	Director and Chairman of the Board
Date: August 25, 2004	Date: August 23, 2004